Exhibit 2.1

EXECUTION COPY

Purchase and Assumption Agreement

by and among

FIRST FEDERAL BANK OF WISCONSIN,

MITCHELL BANK,

MITCHELL BANK HOLDING CORPORATION,
(solely for purposes of the sections identified herein)

and

M.S. INVESTMENT CO.
(solely for purposes of the sections identified herein)
July 24, 2020

TABLE OF CONTENTS
ARTICLE I DEFINITIONS  1 11
Section 1.01 Definitions	1
ARTICLE II TERMS OF PURCHASE 8
Section 2.01 Assets	8
Section 2.02 Liabilities	9
Section 2.03 Special Bank Dividend	10
Section 2.04 Accounting Standards	10
Section 2.05 Restrictions Following The Determination Date.	10
Section 2.06 Revision of Structure.	10
ARTICLE III TRANSFER OF ASSETS  11
Section 3.01 The Real Estate	11
Section 3.02 Fixed Assets	11
Section 3.03 Loans	11
Section 3.04 Liquid Assets	11
Section 3.05 Cash on Hand	12
Section 3.06 Records and Routing and Telephone Numbers	12
Section 3.07 Contracts and Bank Accounts	12
Section 3.08 Accounts Receivable	12
Section 3.09 Safe Deposit Boxes and Other Assets	12
Section 3.10 Retirement Accounts	12
Section 3.11 Allocation	12
Section 3.12 Destruction of Property	12
ARTICLE IV CLOSING 13
Section 4.01 Closing Date	13
Section 4.02 Closing Payment	13
Section 4.03 Deliveries by Seller	13
Section 4.04 Deliveries by Buyer	13
ARTICLE V REPRESENTATIONS AND WARRANTIES OF SELLER 13
Section 5.01 Organization and Authority	14
Section 5.02 Conflicts; Consents; Defaults	14
Section 5.03 Financial Information	14
Section 5.04 Absence of Changes	14
Section 5.05 Title to Real Estate	15
Section 5.06 Title to Assets Other Than Real Estate	15
Section 5.07 Loans Section 5.08 Residential and Commercial Mortgage Loans, Certain Business Loans and Certain Agricultural Loans	15 16
Section 5.09 Auto Receivables	18
Section 5.10 Unsecured Loans	19
Section 5.11 Allowance	19
Section 5.12 Investments	19
Section 5.13 Deposits	19
Section 5.14 Contracts	20
Section 5.15 Tax Matters	20
Section 5.16 Employee Matters	21

Section 5.17 Employee Benefit Plans	21
Section 5.18 Environmental Matters	21
Section 5.19 No Undisclosed Liabilities	22
Section 5.20 Litigation	22
Section 5.21 Performance of Obligations	22
Section 5.22 Compliance with Law	23
Section 5.23 Brokerage	23
Section 5.24 Interim Events	23
Section 5.25 Records	23
Section 5.26 Community Reinvestment Act	23
Section 5.27 Insurance	23
Section 5.28 Regulatory Enforcement Matters	23
Section 5.29 Regulatory Approvals	23
Section 5.30 Representations Regarding Financial Condition	24
Section 5.31 Limitation of Warranties	24
Section 5.32 Disclosure	24
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER 24
Section 6.01 Organization and Authority	24
Section 6.02 Conflicts; Defaults	24
Section 6.03 Litigation	25
Section 6.04 Regulatory Approvals	25
Section 6.05 Financial Ability	25
Section 6.06 Financial Information	25
Section 6.07 Disclosure	25
ARTICLE VII COVENANTS 2626
Section 7.01 Reasonable Best Efforts	26
Section 7.02 Shareholder Approval	26
Section 7.03 Press Releases	26
Section 7.04 Access to Records and Information; Personnel; Customers	26
Section 7.05 Operation in Ordinary Course	27
Section 7.06 Acquisition Proposals	30
Section 7.07 Regulatory Applications and Third Party Consents	30
Section 7.08 Title Insurance and Surveys	31
Section 7.09 Further Assurances	31
Section 7.10 Payment of Items	31
Section 7.11 Close of Business on Closing Date	31
Section 7.12 Supplemental Information; Disclosure Supplements	32
Section 7.13 Confidentiality of Records	32
Section 7.14 Installation/Conversion of Signage/Equipment	32
Section 7.15 Seller Activities After Closing	32
Section 7.16 Reserved	32
Section 7.17 Interest Rates	32
Section 7.18 Maintenance of Records by Buyer	33
Section 7.19 Board and Committee Meetings	33
Section 7.20 Cooperation on Conversion of Systems	33
ARTICLE VIII EMPLOYEES AND DIRECTORS 3333
Section 8.01 Employees	33
Section 8.02 Employment Contracts and Employee Benefit Plans	34

Section 8.03 Other Employee Benefit Matters	35
Section 8.04 Employee Documents	35
Section 8.05 Directors and Officer Indemnification	35
ARTICLE IX CONDITIONS TO CLOSING 35
Section 9.01 Conditions to the Obligations of Seller	35
Section 9.02 Conditions to the Obligations of Buyer	36
Section 9.03 Condition to the Obligations of Seller and Buyer	38
ARTICLE X TERMINATION 38
Section 10.01 Termination	38
Section 10.02 Effect of Termination and Abandonment	39
ARTICLE XI OTHER AGREEMENTS 39
Section 11.01 Holds and Stop Payment Orders	39
Section 11.02 ACH Items and Recurring Debits	39
Section 11.03 Withholding	40
Section 11.04 Retirement Accounts	40
Section 11.05 Interest Reporting	40
Section 11.06 Notices to Depositors	41
Section 11.07 Card Processing and Overdraft Coverage	41
Section 11.08 Taxpayer Information	41
Section 11.09 Conversion and Data Processing.	41
ARTICLE XII  INDEMNIFICATION  4242
Section 12.01 General	42
Section 12.02 Limitation of Liability.	43
Section 12.03 Survival of Representations and Warranties.	43
Section 12.04 Exclusive Remedy	43
Section 12.05 Confidential	43
ARTICLE XIII GENERAL PROVISIONS  43
Section 13.01 Attorneys’ Fees	43
Section 13.02 No Third Party Beneficiaries	44
Section 13.03 Notices	44
Section 13.04 Assignment	44
Section 13.05 Successors and Assigns	44
Section 13.06 Governing Law	45
Section 13.07 Entire Agreement	45
Section 13.08 Headings	45
Section 13.09 Severability	45
Section 13.10 Waiver	45
Section 13.11 Counterparts	45
Section 13.12 Force Majeure	45
Section 13.13 Schedules	45
Section 13.14 Knowledge	45
Section 13.15 Survival	45
Section 13.16 Transfer Charges and Assessments	46
Section 13.17 Time of the Essence	46
Section 13.18 Specific Performance	46

Exhibit A	Allowance for Loan and Lease Loss Summary
Exhibit B	Contracts
Exhibit C	Fixed Assets
Exhibit D	Seller Real Estate
Exhibit E	Liquid Assets
Exhibit F	Loans
Exhibit G	Purchase Price Calculation Methodology
Exhibit H	Escrow Agreement
Exhibit 2.02(A)	Assignment and Assumption Agreement
Exhibit 3.01	Corporate Warranty Deed
Exhibit 3.02(A)	Bill of Sale and Assignment
Exhibit 3.10	Retirement Account Transfer Agreement
Exhibit 5.13(B)	Deposits
Exhibit 9.02(D)(13)	Limited Power of Attorney

Purchase And Assumption Agreement
This Purchase and Assumption Agreement (“Agreement”) is made and entered into as of this 24th day of July, 2020, by and among M.S. Investment Co. ("Top-Tier Holding Company"), a Wisconsin corporation and registered bank holding company, its wholly-owned subsidiary, Mitchell Bank Holding Corporation ("Mid-Tier Holding Company"), a Wisconsin corporation and registered bank holding company, its wholly-owned subsidiary, Mitchell Bank (“Seller”), a Wisconsin chartered, non-member state bank having its home office in Milwaukee, Wisconsin, and First Federal Bank of Wisconsin (“Buyer”), a federally-chartered savings bank having its home office in Waukesha, Wisconsin.  The Top-Tier Holding Company and Mid-Tier Holding Company (collectively, “Holding Companies”) are only a signatories to the Agreement for purposes providing the covenants set forth in Section 7.02 and the Mid-Tier Holding Company is providing covenants set forth in Article XII.
RECITALS
WHEREAS, the Board of Directors of Seller has declared it advisable and in the best interest of the Seller and its sole shareholder to sell substantially all of its assets and transfer substantially all of its liabilities to Buyer;
WHEREAS, similarly, the Boards of Directors of the each of the Holding Companies have declared it advisable and in the best interest of the Holding Companies and their respective shareholder(s) to sell substantially all of the Seller’s assets and transfer substantially all of Seller’s liabilities to Buyer;
WHEREAS, Buyer desires to acquire substantially all of the assets and assume substantially all of the liabilities of Seller; and
WHEREAS, following the consummation of the transaction, Seller will liquidate and dissolve, and upon satisfaction of all of its debts and other obligations, distribute all of its assets to the Mid-Tier Holding Company.
NOW THEREFORE, for and in consideration of the premises and the mutual agreements, representations, warranties and covenants herein contained, the parties, intending to be bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01 Definitions.  In addition to the terms defined elsewhere in this Agreement, as used herein, the following terms have the definitions indicated:
“Account Loans” are those savings account loans and NOW, checking and other transaction account lines of credit associated with Deposits which consist of (i) all account loans secured solely by Deposits, if any, and (ii) any overdraft, checking balances or checking account line of credit loan balances, if any.

“Accounts Receivable” means all accounts receivable reflected on Seller’s books and records as of the close of business on the Closing Date.
“Accrued Interest” on any Loans and Liquid Assets means interest that is accrued but not credited through the close of business on the Closing Date and on Deposits and FHLB advances means interest that is accrued but unposted through the close of business on the Closing Date.
“ACH Items” means automated clearing house debits and credits including social security payments, federal recurring payments, and other payments debited and/or credited to or from Deposit accounts.
“Acquisition Proposal” has the meaning assigned in Section 7.06.
“Affiliate” of a party means any person, partnership, corporation, association or other legal entity directly or indirectly controlling, controlled by, or under common control with that party.
“Allowance” means the specific and general reserves applicable to the Loans as determined by Seller in accordance with applicable regulatory standards and GAAP.  Such Allowance as of June 30, 2020, with respect to each Loan is set forth on the Allowance for Loan and Lease Loss Summary attached hereto as Exhibit A.
 “Agricultural Loan” means a Loan secured by farm land (including farm residential and other improvements) or a Loan to finance agricultural production.
 “Articles” has the meaning assigned in Section 5.02.
“Assets” means the Liquid Assets, Seller Real Estate, OREO, Fixed Assets, the Loans, the Loan Documents, the Accounts Receivable, the Contracts, the Cash on Hand, the Records, the Safe Deposit Boxes, the Bank Accounts, the Prepaid Expenses, the Other Assets, the Routing and Telephone Numbers, and repossessed collateral, but specifically excluding the Excluded Assets.
“Auto Receivable” means a Loan or installment sale contract arising from the purchase of, and secured by, an automobile, light-duty vehicle, all-terrain vehicle, boat or motorcycle.
“Bank Accounts” means all of Seller’s deposit accounts, including, without limitation, those for payroll and cashier’s checks.
“Business Day” means any Monday, Tuesday, Wednesday, Thursday, or Friday that is not a federal holiday generally recognized by Wisconsin commercial banks.
“Business Loan” means a term or revolving Loan to a commercial enterprise secured by personal property or a mixture of real and personal property, or unsecured.
“Buyer” has the meaning assigned in the first paragraph of this Agreement.
“Capital” shall be calculated as the sum of the balances in the Seller’s ledger accounts for capital (common stock), surplus and undivided profits, including year to date earnings and excluding ASC No. 320 related adjustments and any intangible assets.

“Cash on Hand” means all petty cash, vault cash, ATM cash and teller cash.
“Closing” and “Closing Date” shall have the meanings assigned to them in Section 4.01 of the Agreement.
“Code” has the meaning assigned in Section 5.17(a).
“COBRA” has the meaning assigned in Section 8.01(b).
“Commercial Mortgage Loan” means a Loan secured by a Mortgage on real property used for commercial purposes, including five- or greater unit residential real property.
“Construction Loan” means a Loan, the proceeds of which are intended to be used substantially to finance the construction of improvements on real property.
“Contracts” means the service and maintenance agreements, Data Processing Contracts, leases of personal and real property, and any other agreements, licenses and permits to which Seller is a party (including contracts relating to the Safe Deposit Boxes); provided, however, that, for purposes of clarification only, such contracts shall not include (1) any “employee benefit plans” as defined in Section 3(3) of ERISA maintained, administered or contributed to or by Seller, (2) any employment agreements or change in control agreements to which the Seller is a party, or (3) any contracts listed under the heading "Excluded Contracts" on Exhibit B hereto (collectively, the “Excluded Contracts”).  All Excluded Contracts shall be retained by Seller and Buyer assumes no responsibility or liability with respect thereto.  All of the material Contracts of Seller are listed on Exhibit B hereto.
“Core Capital” shall mean the amount of the Seller’s Capital as calculated without regard to any Excluded Assets equal to 8% of Seller’s total assets, calculated by looking at the total assets of the Seller on the Determination Date.
“Data Processing Contracts” shall mean the Master Agreement by and between Seller and United Financial Services as amended, and any other contracts for the provision of core processing, data processing or similar or related services.
“Deposit or Deposits” means a deposit or deposits as defined in Section 3(l)(1) of the Federal Deposit Insurance Act (“FDIA”) as amended, 12 U.S.C. Section 1813(l)(1), including without limitation the aggregate balances of all savings accounts with positive balances, accounts accessible by negotiable orders of withdrawal (“NOW” accounts), other demand instruments, Retirement Accounts, and all other accounts and deposits, together with Accrued Interest thereon, if any.
“Determination Date” means the last day of the month preceding Closing.
“Disclosure Schedule” has the meaning assigned in the first paragraph of Article V.
“Distribution” means the distribution of Seller’s remaining assets, if any, after completion of the Transactions to the shareholders of Seller entitled to such distribution under the terms of the Plan of Dissolution.

“Employee Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement that is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement that is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement that is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.
“Employee Pension Benefit Plan” means as defined in ERISA Section 3(2).
“Employee Welfare Benefit Plan” means as defined in ERISA Section 3(1).
“Encumbrances” means all mortgages, claims, charges, liens, encumbrances, easements, restrictions, options, pledges, calls, commitments, security interests, conditional sales agreements, title retention agreements, leases, and other restrictions of any kind whatsoever.
“Environmental Laws” are defined in Section 5.18(a).
“Environmental Problem” has the meaning assigned in Section 7.09.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Excluded Assets” are defined in Section 2.01(c).
“Excluded Liabilities” are defined in Section 2.02(e).
“Fair Market Value” means as to the Liquid Assets of the Seller, the market prices of those bonds and securities as reasonably determined and agreed to by Seller and Buyer as of the Closing Date.
“FDIC” means the Federal Deposit Insurance Corporation.
“FHLB” means the Federal Home Loan Bank of Chicago.
“Fixed Assets” means all furniture, equipment, trade fixtures, ATMs, office supplies, sales material, Deposit account forms, Loan forms and all other forms and similar items used in connection with the Seller’s banking business, and all other tangible personal property owned or leased by Seller, located in or upon one of the Seller's branch offices, loan production offices, or used in the Seller’s business, and described on Exhibit C hereto, which includes the depreciated book value of those Fixed Assets updated as of June 30, 2020.
“Former Seller Employee” has the meaning assigned in Section 8.01(f).
“GAAP” means generally accepted accounting principles consistently applied by Seller, as modified by applicable regulatory accounting principles.
“General Exceptions” has the meaning assigned in Section 5.01.
“Governmental Authority” means the Regulators, any court, and any other administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Hazardous Materials” are defined in Section 5.18(a).
“HIPPA” has the meaning assigned in Section 8.01(b).
“Home Equity Loan” means a closed-end or revolving Residential Mortgage Loan secured by a Mortgage with no lower priority than a second mortgage priority on the applicable Mortgaged Property.
“IRA” means Individual Retirement Account.
“IRS” means Internal Revenue Service.
“Liabilities” means the liabilities defined in Section 2.02 hereof.
“Liquid Assets” means all bonds and other investment securities (including FHLB stock) owned by Seller on the Closing Date, together with Accrued Interest thereon, if any, and including any amounts due to or from brokers or custodians.  A list of such bonds and investment securities owned as of June 30, 2020 (including the book value and market value thereof), is set forth in Exhibit E hereto.
“Loan Debtor” and “Loan Debtors” means an obligor or guarantor, including a third party pledgor, with respect to the Loan Documents relating to a Loan.
“Loan Documents” means, with respect to each Loan, the constituent documents relating thereto, including, without limitation, the loan application, appraisal report, title insurance policy, promissory note, deed of trust, loan agreement, security agreement, and guarantee, if any.
“Loan” and “Loans” means all the loans owned by Seller, each of which is either an Account Loan, an Agricultural Loan, a Construction Loan, a Residential Mortgage Loan, a Commercial Mortgage Loan, an Auto Receivable, a Business Loan or an Unsecured Loan, net of the Allowance maintained by Seller with respect to the Loans, any deferred fees or costs with respect to the Loans, including any unposted or in transit loan credits or debits, and all retained rights of Seller to service previously originated and sold Loans, including any Loans that have been charged off in full against the Allowance prior to the Closing Date.  For purposes of this Agreement, Loans shall include any loans in which Seller has sold a participation interests to another third party, as well as participation interests owned by Seller in connection with loans originated by another lender.  The Loans as of June 30, 2020, are described more fully in Exhibit F hereto.
“Material Adverse Effect” is defined in Section 5.04 hereof.
“Mortgage” means a mortgage or deed of trust encumbering real property and, if applicable, fixtures and securing the obligations of a Loan Debtor with respect to a Loan.
“Mortgaged Property” means real property encumbered by a Mortgage.
“Multiemployer Plan” means as defined in ERISA Section 3(37).

“Net Book Value” means the net book value of a balance sheet asset or liability as shown on the financial books and records of the Seller as of the Closing Date as determined in accordance with GAAP.
“OCC” means the Office of the Comptroller of the Currency.
“OREO” means other real estate owned, as such real estate is classified on the books of Seller.
“Other Assets” means all assets of the Seller at the close of business on the Closing Date not otherwise enumerated herein other than the Excluded Assets.
“Other Liabilities” means all obligations and liabilities of Seller, and all claims, demands, and causes of action against Seller, in each case whether or not known, whether liquidated or unliquidated, whether absolute or contingent, and whether asserted or unasserted, other than the Excluded Liabilities.
 “Permitted Encumbrances” means (i) carriers’, workers’, repairers’, materialmen’s, warehousemen liens’ and similar Encumbrances incurred in the ordinary course of business, (ii) Encumbrances for taxes not yet due and payable or that are being contested in good faith (iii) minor exceptions or defects in title to real property or recorded easements, rights-of-way, building or use restrictions, covenants or conditions that in each case do not materially impair the intended use or operation thereof, and (iv) zoning and similar restrictions on the use of real property.
“Prepaid Expenses” means the prepaid expenses recorded or reflected on the books of Seller at the close of business on the Closing Date (including, without limitation, prepaid FDIC deposit premiums relating to the Deposits).
“Purchase Price” is defined in Section 2.01(b) hereof.
“Purchase Price Allocation” has the meaning assigned in Section 3.11.
“Real Estate” means the Seller Real Estate and the OREO.
“Records” means (i) all open records and original documents relating to the Loans, Safe Deposit Boxes, the Bank Accounts, the Other Assets, or the Deposits; and (ii) an account history of all accounts related to Deposits, Loans, Cash on Hand, Liquid Assets, the Bank Accounts, and Safe Deposit Boxes.  Records includes but is not limited to signature cards, customer cards, customer statements, legal files, pending files, all open account agreements, Retirement Account agreements, Safe Deposit Box records, and computer records.
“Recurring Debit” means payments made directly from a Deposit account to a third party on a regularly scheduled basis pursuant to arrangements between the owner of the account and the third party receiving the payments directly.
“Regulators” means FDIC, WDFI, and OCC, as applicable.

“Residential Mortgage Loan” means a Loan secured by a Mortgage on one-to four-unit residential real estate.
“Retirement Accounts” means any Deposit account, generally known as IRAs, Keoghs or SEPs, maintained by a customer for the stated purpose of the accumulation of funds to be drawn upon at retirement.
“Return Items” has the meaning assigned in Section 5.13(b)(1).
“Routing and Telephone Numbers” means routing number 075000569 of the Seller used in connection with Deposits, upon approval from the Board of Governors of the Federal Reserve System (“FRB”) of the transfer of this number to Buyer under the name First Federal Bank of Wisconsin, and the telephone and facsimile numbers associated with the Seller.
“Safe Deposit Boxes” means all right, title and interest of Seller in and to any safe deposit business conducted through one of the Seller's branches as of the close of business on the Closing Date.
“Seller” has the meaning assigned in the introductory paragraph of this Agreement.
“Seller Account” means an account designated by Seller, pursuant to which Buyer shall by wire transfer of immediately available funds pay the Purchase Price.
“Seller Real Estate” means the real estate, buildings and fixtures owned by Seller as of the date hereof described in Exhibit D attached hereto.
“Special Bank Dividend” means a cash dividend to be paid by Seller to the Mid-Tier Holding Company prior to the Closing Date in an amount of any Capital in excess of Core Capital.
“Special Meeting” means the special meeting of the shareholders of Seller held for the purpose of voting on this Agreement and consummation of the Transactions.
“Superior Proposal” has the meaning assigned in Section 10.01(e).
“Taxpayer Information” has the meaning assigned in Section 11.08.
“TIN” means Taxpayer Identification Number.
“Transactions” means the purchase and transfer of the Assets and assumption of the Liabilities contemplated by Articles II and III.
“Unfunded Commitment” means the commitment of Seller to fund additional advances under any Loan, or under any new unfunded Loan commitment on and after the Closing Date.
“WDFI” means the Wisconsin Department of Financial Institutions.
“Withholding Obligations” has the meaning assigned in Section 11.03.

ARTICLE II
TERMS OF PURCHASE

Section 2.01 Assets.
(a) Purchase and Sale.  At the Closing and subject to the terms and conditions set forth in this Agreement, Seller shall sell, convey, assign, and transfer to Buyer and Buyer shall purchase and acquire from Seller all of Seller’s right, title, and interest in and to the Assets, after giving effect to the Special Bank Dividend as provided in Section 2.03 below.
(b) Purchase Price.  In consideration for the Seller’s Assets acquired by Buyer under the Agreement, Buyer shall assume the Liabilities (other than the Excluded Liabilities) and pay in cash to Seller at Closing the following purchase price (“Purchase Price”):
(1) The Core Capital of Seller as of the Determination Date; plus
(2) A premium equal to 15.0% of the Core Capital as of the Determination Date; plus
(3) Interest on item (a) above at the rate of four percent (4%) per annum from the Determination Date up to and through the day prior to the Closing Date.
The purchase price shall be reduced by any Seller expenses related to the Transactions which have not been accrued as of the Determination Date. The methodology used to calculate the Purchase Price is illustrated on Exhibit G, using June 30, 2020 financials; provided, however, that interest identified in (3) above is not included in Exhibit G.
(c) Excluded Assets.  It is understood and agreed that Seller shall retain, and Buyer shall not acquire, any right or interest in any of the following assets (the “Excluded Assets”): (i) deferred tax assets on the financial books and records of the Seller, (ii) all tax refunds, if any, (iii) claims, demands, and causes of action by Seller against directors, officers and employees of Seller relating to their acts or omissions occurring on or prior to the Closing Date, (iv) all book and records related to the Seller's income taxes, and (v) the Seller's charter.
(d) Payment of Purchase Price.  The Purchase Price shall be paid by Buyer as follows at Closing:
(1) Buyer shall place $200,000 (the "Escrow Amount") of the Purchase Price in an escrow account (the "Escrow") pursuant to the terms of an Escrow Agreement in the form attached as Exhibit H (the “Escrow Agreement”) for purposes of funding any post-Closing indemnification obligations of Seller pursuant to ARTICLE XII of this Agreement; provided, however, that the Escrow Agreement shall provide that every three months following Closing, the Escrow will be reduced by $50,000 (and the definition of “Escrow Amount” shall lessen accordingly).
(2) Buyer shall pay Seller the remaining Purchase Price in immediately available funds.

Section 2.02 Liabilities.  Subject to the terms and conditions of this Agreement, Buyer, on the Closing Date, shall assume and agree to pay, discharge and perform when lawfully due, the following obligations, debts and liabilities of Seller (the “Liabilities”).
(a) Deposits and Contracts.  Each liability for the payment and performance of Seller’s obligations on the Deposits and the Contracts in accordance with the terms of such Deposits and Contracts in effect on the Closing Date, pursuant to the form of Assignment and Assumption Agreement attached to this Agreement as Exhibit 2.02(A);
(b) Assumption of Loans.  All obligations and duties of Seller under and pursuant to the Loan Documents as of the Closing Date, including, without limitation, the obligation to fund Unfunded Commitments, pursuant to the Assignment and Assumption Agreement attached hereto as Exhibit 2.02(A);
(c) FHLB Advances.  All obligations of Seller relating to advances from the FHLB, pursuant to the Assignment and Assumption Agreement attached hereto as Exhibit 2.02(A); and
(d) Other Liabilities.  All obligations of Seller with respect to the Other Liabilities, pursuant to the Assignment and Assumption Agreement attached hereto as Exhibit 2.02(A).
(e) Excluded Liabilities.  It is understood and agreed that Buyer shall not assume or be liable for (1) any costs and expenses of Seller relating to the negotiation or consummation of the Transactions, the winding up, liquidation and dissolution of Seller and the preparation and filing of Seller’s final income tax returns, including without limitation, fees and expenses of counsel, accountants or investment bankers, (2) any federal, state, county or local income taxes of Seller, (3) any liabilities of Seller for federal, state, county or local income taxes on the Purchase Price, (4) any liability or obligation under the Excluded Contracts, (5) any Seller expenses related to the Transactions, or (6) any items disclosed on Schedule 5.20 (collectively, the “Excluded Liabilities”).
(f) Other Debt Obligations or Liabilities Assumed.  It is understood and agreed that, except for the Excluded Liabilities, Buyer shall assume and be liable for any and all of the debts, obligations, liabilities of, and claims, demands and causes of action against, Seller of any kind and nature whatsoever.
Section 2.03 Special Bank Dividend.  Seller will declare and pay to the Mid-Tier Holding Company immediately prior to the Closing the Special Bank Dividend, subject to receipt of approval of any Regulators.  Seller may make no other distributions or engage in any other transactions with the Holding Companies, or with any other affiliates, following the Determination Date.

Section 2.04 Accounting Standards. Seller shall prepare and deliver to the CEO of Buyer, within five (5) Business Days following the Determination Date, a balance sheet of Seller as of the Determination Date (“Determination Date Balance Sheet”).  Except as set forth in the Disclosure Schedules, the Determination Date Balance Sheet shall be prepared in accordance with GAAP.

(a) Immediately following delivery of the Determination Date Balance Sheet, Seller will provide Buyer and its professional advisors with reasonable access, during normal business hours, to the books and records of Seller, the working papers related to the Determination Date Balance Sheet, including, without limitation, the working papers and calculations thereon and the personnel who prepared the Determination Date Balance Sheet.  The Determination Date Balance Sheet prepared by Seller will become final at 5:00 p.m. central time on the fifth (5th) business day following its delivery to Buyer, unless Buyer delivers a written notice of disagreement to Seller (a “Notice of Disagreement”) prior to such time.
(b) During the five (5) business days immediately following the delivery of a Notice of Disagreement, Buyer and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to any matter specified in the Notice of Disagreement.  At the end of such five (5) business day period, Seller and Buyer shall submit to an independent public accounting firm of national or regional recognition mutually agreed upon in writing by Buyer and Seller (“Accountants”), for review and resolution, any and all matters that remain in dispute.
(c) If issues in dispute are submitted to the Accountants for resolution:
(1) each party will furnish to the Accountants such work papers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its subsidiaries (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants;
(2) the determinations by the Accountants shall be set forth in an adjustment certificate delivered to all parties by the Accountants, which will be binding and conclusive on the parties;
(3) Buyer and Seller will each bear fifty percent (50%) of the fees of the Accountants for such determination.
Section 2.05 Restrictions Following The Determination Date. Seller shall not incur any additional liabilities or expenses on or after the Determination Date except for operating liabilities and expenses in the ordinary course.
Section 2.06 Revision of Structure. Upon their mutual agreement, the parties hereto may amend the Agreement to revise the structure of the Transactions to enhance the tax impact; provided, however, that it is agreed and understood that, in the event the Agreement is amended for the purpose of enhancing the tax position of Seller or the Holding Companies, then Seller shall pay Buyer’s incremental out of pocket costs relative to such amendment.

ARTICLE III
TRANSFER OF ASSETS

Subject to the terms and conditions of this Agreement, on and as of the Closing Date, Seller shall assign, transfer, convey and deliver to Buyer, as described in Section 3.01 through Section 3.10 of this Article III the following and Seller shall pay all out of pocket expenses for the transfer of the Assets:
Section 3.01 The Real Estate.  All of Seller’s right, title and interest on the Closing Date in and to the Real Estate, together with all of Seller’s rights in and to all improvements thereon, and all easements associated therewith.  Seller shall cause a corporate warranty deed in the form of Exhibit 3.01 to be delivered to Buyer on the Closing Date with respect to the Real Estate.  All Real Estate shall be delivered to Buyer free and clear of all Encumbrances (except Permitted Encumbrances and other similar restrictions of record which do not have a Material Adverse Effect on the affected parcel of Real Estate).
Section 3.02 Fixed Assets.
(a) All of Seller’s right, title, and interest in and to the Fixed Assets free and clear of all Encumbrances other than rights of lessors under leases.  Seller shall cause a Bill of Sale and Assignment of such property in the form of Exhibit 3.02(A) to be delivered to Buyer on the Closing Date to effect such transfer.
(b) Exhibit C sets forth the Fixed Assets, including the tangible personal property situated at all Seller locations including furniture, fixtures, equipment, which schedule identifies each item of such personal property with reasonable particularity, and describing any Encumbrances thereon.  Seller hereby agrees that the personal property to be delivered on the Closing Date shall be substantially the same as the personal property set forth on Exhibit C, ordinary wear and tear excepted, provided, that in the event of material damage to the Fixed Assets, Seller shall have the option to repair or replace such Fixed Assets at Seller’s sole cost and expense.  Seller shall assign to Buyer any manufacturer or supplier warranty covering such Fixed Assets.
Section 3.03 Loans.  All Loans (and related Loan Documents) as of the close of business on the Closing Date, as reflected on the books and records of Seller, including Accrued Interest thereon as of the close of business on the Closing Date, pursuant to the Assignment and Assumption Agreement attached hereto as Exhibit 2.02(A). At Seller’s expense, Seller will take all required actions to file an assignment reflecting Buyer as the secured party for the Mortgage associated with any Loan with a principal balance of greater than or equal to $500,000.
Section 3.04 Liquid Assets.  All Liquid Assets shall be assigned to Buyer by Seller pursuant to the Bill of Sale and Assignment attached hereto as Exhibit 3.02(A) as of the close of business on the Closing Date.
Section 3.05 Cash on Hand.  All Cash on Hand at all Seller locations including ATM machines as of the close of business on the Closing Date, pursuant to the Bill of Sale and Assignment attached hereto as Exhibit 3.02(A).

Section 3.06 Records and Routing and Telephone Numbers.  All Records related to the Assets transferred or Liabilities assumed by Buyer hereunder and the Routing and Telephone Numbers as of the close of business on the Closing Date pursuant to the Bill of Sale and Assignment attached hereto as Exhibit 3.02(A).
Section 3.07 Contracts and Bank Accounts.  All of Seller’s right, title and interest at the close of business on the Closing Date in and to the Contracts and Bank Accounts pursuant to the Assignment and Assumption Agreement attached hereto as Exhibit 2.02(A).
Section 3.08 Accounts Receivable.  All Accounts Receivable of Seller shall be transferred to Buyer pursuant to the Bill of Sale and Assignment attached hereto as Exhibit 3.02(A).
Section 3.09 Safe Deposit Boxes and Other Assets.  All of the Safe Deposit Boxes and Other Assets of Seller shall be transferred to Buyer pursuant to a Bill of Sale and Assignment attached hereto as Exhibit 3.02(A).
Section 3.10 Retirement Accounts.  With regard to each Retirement Account, all of Seller’s right, title and interest in and to the related plan or trustee arrangement, and in and to all assets held by Seller pursuant thereto, will be transferred to Buyer pursuant to the Retirement Account Transfer Agreement attached hereto as Exhibit 3.10.  Pursuant to the terms of such Retirement Account Transfer Agreement, Buyer agrees to assume all of the fiduciary and administrative relationships of Seller arising out of any Retirement Accounts assigned to Buyer pursuant to this Section 3.10, and with respect to such accounts, Buyer shall assume all of the obligations and duties of Seller as fiduciary, subject to applicable law, and/or third party administrator and succeed to all such fiduciary and administrative relationships of Seller as fully and to the same extent as if Buyer had originally acquired, incurred or entered into such fiduciary relationships, in each case subject to applicable law.
Section 3.11 Allocation.  The Buyer and Seller agree that the allocation of the Purchase Price plus Liabilities (and other relevant items) will be made based on the relative Fair Market Value of the assets and liabilities acquired, as required by Section 1060 of the Internal Revenue Code of 1986, as amended, and agree to utilize such allocation for federal income tax purposes (the “Purchase Price Allocation”).  Such Purchase Price Allocation shall be mutually agreed to by Buyer and Seller prior to the Closing Date and will be consistently reflected by each party on their federal and state income tax returns, if any and similar documents, including, but not limited to, Internal Revenue Service Form 8594.  No party shall file any document or assert any position that conflicts or is inconsistent with such Purchase Price Allocation, and each party agrees to inform the other promptly upon receipt of any communication from (or forwarding any communication to) the Internal Revenue Service relating to Form 8594.  Each party shall cooperate fully with the other in filing Form 8594.
Section 3.12 Destruction of Property.  Seller will give Buyer prompt written notice of (a) any material fire or casualty on any of the Assets, and (b) any actual or threatened condemnation of all or any part of any of the Real Estate.  Upon receipt of such notice, Buyer may, in its sole and exclusive discretion, within 14 days of receipt of such notice, elect either to: (x) close the Transactions, excluding herefrom the personal property or real property in question and deducting from the Purchase Price an amount equal to Seller’s financial reporting book value thereof; or (y) close the Transactions, including therein the personal property or real property in question, in which event Seller shall (i) assign, transfer and set over unto Buyer all right, title and interest Seller has in and to any condemnation award, casualty award, insurance policy, insurance payment, or any manner of payment whatever in any way related to the condemnation or casualty, and (ii) in the event of a casualty, extend Buyer a credit against the Purchase Price in the amount of any deductible carried under any policy of insurance.

ARTICLE IV
CLOSING

Section 4.01 Closing Date.  The consummation of the Transactions shall take place at a closing (“Closing”) that shall take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents on a date to be specified by the parties, which shall be no later than five (5) Business Days following satisfaction or waiver (subject to applicable law) of all the conditions to the Closing set forth in Article IX of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) (such date being referred to herein as the “Closing Date”). Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by the parties hereto. The Closing shall be deemed to occur at 11:59 p.m. Central Time on the Closing Date, and the Seller's locations will close for business at 5:00 p.m. Central Time on the Closing Date.
Section 4.02 Closing Payment.  The cash amount owed to Seller by Buyer pursuant to Section 2.01(b) will be deposited by Buyer in the Seller Account in immediately available funds on the Closing Date.
Section 4.03 Deliveries by Seller.  At or prior to the Closing, Seller shall deliver to Buyer the documents set forth in Section 9.02(d) of this Agreement, and on the Closing Date, Seller shall deliver possession of the Assets to Buyer.
Section 4.04 Deliveries by Buyer.  At or prior to the Closing, Buyer shall deliver to Seller the documents set forth in Section 9.01(d) of this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER
On or prior to the date hereof, Seller has delivered to Buyer a schedule (“Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either (i) in response to an express disclosure requirement contained in a provision hereof or (ii) as an exception to one or more representations or warranties contained in this Article V or to one or more of Seller’s covenants contained in Article VII.
Seller represents and warrants to Buyer, as follows:
Section 5.01 Organization and Authority.  Seller is a Wisconsin chartered member bank organized, validly existing, and in good standing (to the extent applicable) under the laws of the State of Wisconsin and the United States of America with full power and authority to carry on its business as now being conducted and to own and operate the properties which it owns and/or operates.  The execution, delivery, and performance by Seller of this Agreement is within its corporate power and has been duly authorized by all necessary corporate action on its part, subject to the approvals referred to in Section 5.02(iv).  This Agreement has been duly executed and delivered by Seller and constitutes the valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, receivership, insolvency, reorganization, moratorium or similar laws affecting or relating to creditors’ rights generally and subject to general principles of equity (the “General Exceptions”).

Section 5.02 Conflicts; Consents; Defaults.  Except as may be set forth in the Disclosure Schedule, neither the execution and delivery of this Agreement by Seller  nor the consummation of the Transactions will (i) conflict with, result in the breach of, constitute a default under or accelerate the performance required by, any order, law, regulation, contract, instrument or commitment to which Seller is a party or by which it is bound, which breach or default would have a Material Adverse Effect on Seller, (ii) violate the charter (the “Articles”) or bylaws of Seller, (iii) require any consent, approval, authorization or filing under any law, regulation, judgment, order, writ, decree, permit, license or agreement to which Seller is a party, or (iv) require the consent or approval of any other party to any material contract, instrument or commitment to which Seller is a party, in each case other than any required approvals of this Agreement and the Transactions by the Regulators, Holding Companies, as shareholders, and the shareholders of Top-Tier Holding Company.
Section 5.03 Financial Information. Except as set forth in the Disclosure Schedule, the Seller's unaudited balance sheet of Seller as of June 30, 2020, related unaudited income statement for the three months ending June 30, 2020 (collectively referred to herein as "Seller Financial Statements") and the Seller's Consolidated Reports of Condition and Income as of and for the periods ending December 31, 2019, copies of which have been provided to Buyer, have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved (except as may be disclosed therein, and in the case of interim statements, for the absence of footnotes and normal year-end adjustments) and fairly present, in all material respects, the consolidated results of operations of the Seller, as of the dates and for the periods indicated.  Since January 1, 2017, the Seller has filed each Call Report and other financial reporting forms that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Authority.  As of their respective dates or as subsequently amended prior to the date hereof, each of the Call Reports was true and correct in all material respects and complied in all material respects with applicable law.
Section 5.04 Absence of Changes.  Except as set forth in the Disclosure Schedule, and except for changes and declines in business and/or operations due to the COVID-19 global pandemic, no events or transactions have occurred since June 30, 2020 which have resulted in a Material Adverse Effect as to Seller.  For purposes of this Agreement, “Material Adverse Effect” means any change, event or effect that is both material and adverse to (1) the financial condition, results of operation, Assets or business of the Seller, or (2) the ability of the Seller to perform its respective obligations under this Agreement, other than (A) the effects of any change attributable to or resulting from changes in political, economic or market conditions or in general levels of interest rates, (B) changes or proposed changes after the date hereof in applicable law, (C) any outbreak, escalation or worsening of hostilities, declared or undeclared acts of war, sabotage, military action or terrorism, (D) changes or proposed changes after the date hereof in GAAP or authoritative interpretations thereof, (E) employee terminations after announcement of this Agreement, (F) the issuance or compliance with any directive or order of any Regulator, or (G) actions taken by Seller pursuant to the terms of this Agreement or with the written consent of Buyer.

Section 5.05 Title to Real Estate.  Except as may be disclosed in the Disclosure Schedule, (i) Seller has good, marketable and insurable title, free and clear of all Encumbrances (except for Permitted Encumbrances and other restrictions which do not have a Material Adverse Effect on the Seller) to the Real Estate; and, to the knowledge of the Seller, the Seller Real Estate complies in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto, and to Seller’s knowledge there are no condemnation proceedings pending or threatened with respect to the Seller Real Estate.
Section 5.06 Title to Assets Other Than Real Estate.  Seller is the lawful owner of and has good and marketable title to the Loans, Liquid Assets, Cash on Hand, cash in the Bank Accounts, Prepaid Expenses, Accounts Receivable, the Fixed Assets and the Other Assets owned by it, free and clear of all Encumbrances.  Delivery to Buyer of the instruments of transfer of ownership contemplated by this Agreement will vest in Buyer good and marketable title to any Loans, the Fixed Assets owned by it, Liquid Assets, Cash on Hand, cash in the Bank Accounts, Prepaid Expenses, Accounts Receivable, all Records and the Other Assets, free and clear of all Encumbrances.
Section 5.07 Loans.  Seller represents and warrants as to each Loan that, except as may be set forth in the Disclosure Schedule:
(a) Seller is the sole owner and holder of the Loan and all servicing rights relating thereto.  The Loan is not assigned or pledged, and Seller has good and marketable title thereto.  Seller has the full right, subject to no interest or participation of, or agreement with, any other party, to sell and assign the Loan to Buyer, free and clear of any right, claim or interest of any person or entity, and such sale and assignment to Buyer will not impair the enforceability of the Loan.
(b) Except for any Unfunded Commitment, the full principal amount of the Loan has been advanced to the Loan Debtor, either by payment direct to him or her, or by payment made on his or her approval, and there is no requirement for future advances thereunder.  The unpaid principal balance of each Loan and the amount of the Unfunded Commitment in each case as of June 30, 2020, is as stated on Exhibit F.
(c) To the Seller’s knowledge, each of the Loan Documents is genuine, and each is the legal, valid and binding obligation of the maker thereof, subject to the General Exceptions.  To the knowledge of Seller, all parties to the Loan Documents had legal capacity to enter into the Loan Documents, and the Loan Documents have been duly and properly executed by such parties.
(d) Except as may be disclosed in the Disclosure Schedule, all federal, state and local laws and regulations affecting the origination, administration and servicing of the Loans prior to the Closing Date, including without limitation, truth-in-lending, real estate settlement procedures, consumer credit protection, equal credit opportunity and disclosure laws, have been complied with in all material respects, except where the failure to do so would not have a Material Adverse Effect.  Without limiting the generality of the foregoing, Seller has timely provided all disclosures, notices, estimates, statements and other documents required to be provided to the Loan Debtor under applicable law and has documented receipt of such disclosures, estimates, statements and other documents as required by law and prudent loan origination policies and procedures except where the failure to do so would not have a Material Adverse Effect.

(e) To Seller’s knowledge, the Loan Debtor has no rights of rescission, setoff, counterclaims, or defenses to the Loan Documents, except such defenses arising by virtue of bankruptcy, creditors’ rights laws, and general principles of equity.
(f) Except as set forth on Exhibit F, as of the date hereof, (i) no Loan is in default, nor, to Seller’s knowledge, is there any event applicable to a Loan where with the giving of notice or the passage of time, would constitute a default; and (ii) no Loan is classified as substandard, doubtful, or loss or is on non-accrual status.
(g) Except as may be disclosed in the Disclosure Schedule, Seller has not modified such Loan in any material respect or waived any material provision of or default under such Loan or the related Loan Documents, except in accordance with its customary loan administration policies and procedures.  Any such modification or waiver is in writing and is contained in the Loan file.
(h) Except as may be disclosed in the Disclosure Schedule, Seller has taken all actions to cause each Loan secured by personal property to be perfected by a security interest having first priority or such other priority as is required by the relevant loan approval report for such Loan;
(i) To the Seller’s knowledge, the Loan Debtor is the owner of all collateral for such Loan, free and clear of any Encumbrance except for the security interest in favor of Seller and any other Encumbrance expressly permitted under the relevant loan approval request.
Section 5.08 Residential and Commercial Mortgage Loans, Certain Business Loans and Certain Agricultural Loans.  Except as set forth in the Disclosure Schedule, Seller represents and warrants as to each Residential Mortgage Loan, Commercial Mortgage Loan and Business Loan that is secured in whole or in part by a Mortgage that:
(a) The Mortgage is a valid first lien on the Mortgaged Property securing the related Loan (or a subordinate lien if expressly permitted under the relevant loan approval report), and the Mortgaged Property is free and clear of all Encumbrances having priority over the first lien (or subordinate lien, if applicable) of the Mortgage, except for Permitted Encumbrances, and, in the case of a Home Equity Loan or a Mortgage securing a guarantee of a Business Loan, the permitted lien of the senior mortgage or deed of trust.
(b) The Mortgage contains customary provisions such as to render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security provided thereby, including, (i) in the case of a Mortgage designated as a deed of trust, by trustee’s sale, and (ii) otherwise by judicial foreclosure.
(c) Except as set forth in the Loan file, all of which actions were taken in the ordinary course of business, Seller has not (i) satisfied, canceled, or subordinated the Loan in whole or in part; (ii) released the Mortgaged Property, in whole or in part, from the lien of the Loan; or (iii) executed any instrument of release, cancellation, modification, or satisfaction.

(d) Except as may be disclosed in the Disclosure Schedule, to Seller’s knowledge, all taxes, government assessments, insurance premiums, and municipal charges, and leasehold payments which previously became due and owing have been paid, or an escrow payment has been established in an amount sufficient to pay for every such item which remains unpaid.  Except as set forth in the Loan file and in the Disclosure Schedule, if applicable, Seller has not advanced funds, or induced, solicited, or knowingly received any advance of funds by a party other than the Loan Debtor.
(e) To Seller’s knowledge, there is no proceeding pending for the total or partial condemnation of the Mortgaged Property and the Mortgaged Property is undamaged by waste, earth movement, fire, flood, windstorm, earthquake, or other casualty.
(f) To Seller’s knowledge, the Mortgaged Property is free and clear of all mechanics’ liens or liens in the nature thereof, and no rights are outstanding that under law could give rise to any such lien.
(g) To Seller’s knowledge, all of the improvements which are included for the purpose of determining the appraised value of the Mortgaged Property lie wholly within the boundaries and building restriction lines of the Mortgaged Property, and no improvements on adjoining properties encroach upon the Mortgaged Property, except as allowed by the Seller’s underwriting guidelines.
(h) The Loan meets, or is exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury, and the Loan is not usurious.
(i) Each Loan for which private mortgage insurance was required by Seller under its underwriting guidelines is insured by a reputable private mortgage insurance company; each such insurance policy is in full force and effect; and all premiums due thereunder have been paid.
(j) No claims have been made under any Lender’s Title Insurance Policy respecting any of the Mortgaged Property, and Seller has not done, by act or omission, anything which would impair the coverage of any such Lender’s Title insurance Policy.
(k) To Seller’s knowledge, there is in force for each Loan, a hazard insurance policy, including, to the extent required by applicable law, flood insurance, meeting the specifications of FNMA/FHLMC in the case of a Residential Mortgage Loan (other than Home Equity Loans and business purpose Residential Mortgage Loans).  All such insurance policies contain a standard mortgagee clause naming the Seller and its successors and assigns as mortgagee, and all premiums thereon have been paid.  The Mortgage obligates the Loan Debtor thereunder to maintain the hazard insurance policy at the Loan Debtor’s cost and expense and, on the Loan Debtor’s failure to do so, authorizes the holder of the Mortgage to obtain and maintain such insurance at such Loan Debtor’s cost and expense, and to seek reimbursement therefor from the Loan Debtor.  Seller has not engaged in, and has no knowledge of the Loan Debtor’s having engaged in, any act or omission which would impair the coverage of any such policy, the benefits of the endorsement provided for therein, or the validity and binding effect of either.

(l) As to each Residential Mortgage Loan, the Mortgaged Property consists of a one- to four-family (including condominium or PUD projects that meet FNMA/FHLMC guidelines as warranted by Seller), owner-occupied primary residence, second home or investment property.
(m) The Loan was originated and underwritten in the ordinary course of Seller’s business and by an authorized employee of Seller.
(n) Except as may be disclosed in the Disclosure Schedule, all appraisals have been ordered, performed and rendered in accordance with the requirements of the underwriting guidelines of Seller and in compliance, in all material respects, with all laws and regulations then in effect relating and applicable to the origination of Loans, which requirements include, without limitation, requirements as to appraiser independence, appraiser competency and training, appraiser licensing and certification, and the content and form of appraisals.
(o) To Seller’s knowledge, no Mortgaged Property is in violation of any Environmental Law.
Section 5.09 Auto Receivables.  Seller represents and warrants to Buyer as to any Auto Receivable that:
(a) The Auto Receivable represents a bona fide sale or finance of the vehicle described therein to the vehicle purchaser or owner for the amount set forth therein;
(b) The vehicle described in the Auto Receivable has been delivered to and accepted by the vehicle purchaser and such acceptance shall not have been revoked;
(c) Except as may be disclosed in the Disclosure Schedule, the security interest created by the Auto Receivable is a valid first lien in the motor vehicle covered by the Auto Receivable and all action has been taken to create and perfect such lien in such motor vehicle within such time following the date of the Auto Receivable as will afford first priority status;
(d) The down payment relating to such Auto Receivable has been paid in full by the vehicle purchaser in cash and/or trade as shown in such Auto Receivable, and no part of the down payment consisted of notes or postdated checks;
(e) The statements made by the vehicle purchaser or owner and the information submitted by the vehicle purchaser or owner in connection with the Auto Receivable are true and complete to Seller’s knowledge;
(f) Each Auto Receivable complies, in all material respects, with all applicable provisions of laws and regulation which are applicable to the transaction represented by the Auto Receivable.
(g) Seller has no knowledge of any circumstances or conditions with respect to the Auto Receivable, the related vehicle, the vehicle purchaser or owner, or vehicle purchaser’s or owner’s credit standing that can be expected to adversely affect Seller’s security interest in the Auto Receivable.

Section 5.10 Unsecured Loans.  Except as set forth on Exhibit F or as provided in the Disclosure Schedule, no Unsecured Loan has been charged-off under Seller’s normal procedures since June 30, 2020.
Section 5.11 Allowance.  Except as set forth in the Disclosure Schedule, the Allowance shown on the Seller Financial Statements as of June 30, 2020, with respect to the Loans is as of such date adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for possible losses, net of recoveries relating to Loans previously charge-off, on Loans for which reserves were made.
Section 5.12 Investments.  Except for investments pledged to secure Federal Home Loan Bank advances or public deposits or as otherwise set forth in the Disclosure Schedule, none of the investments reflected in the Seller Financial Statements as of June 30, 2020, and none of the investments made by Seller since June 30, 2020, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of Seller to dispose freely of such investment at any time and each of such investments complies with regulatory requirements concerning such investments.
Section 5.13 Deposits.
(a) Seller has made available (or will make available) to Buyer a true and complete copy of the account forms for all Deposits offered by Seller.  Except as listed in the Disclosure Schedule, all the accounts related to the Deposits are in material compliance with all applicable laws, orders and regulations and were originated in material compliance with all applicable laws, orders and regulations.
(b) Exhibit 5.13(b) is a true and correct schedule of the Deposits prepared as of the date indicated thereon (which shall be updated through the Closing Date), listing by category and the amount of such deposits, together with the amount of Accrued Interest thereon.  All Deposits are insured to the fullest extent permissible by the FDIC.  Subject to the receipt of all requisite regulatory approvals, Seller has and will have at the Closing Date all rights and full authority to transfer and assign the Deposits without restriction.  As of the date hereof, with respect to the Deposits:
(1) Subject to items returned without payment in full (“Return Items”) and immaterial bookkeeping errors, all interest accrued or accruing on the Deposits has been properly credited thereto, and properly reflected on Seller’s books of account, and Seller is not in default in the payment of any thereof;
(2) Subject to Return Items and immaterial bookkeeping errors, Seller has timely paid and performed all of its obligations and liabilities relating to the Deposits as and when the same have become due and payable;
(3) Subject to immaterial bookkeeping errors, Seller has administered all of the Deposits in accordance with applicable fiduciary duties and good and sound financial practices and procedures, and has properly made all appropriate credits and debits thereto; and

(4) None of the Deposits are subject to any Encumbrances or any legal restraint or other legal process, other than Loans, customary court orders, levies, and garnishments affecting the depositors, and control agreements for secured parties, all of which Encumbrances (other than Loans, customary court orders, levies, garnishments and control agreements) are described on Exhibit 5.13(b).
Section 5.14 Contracts.  The Disclosure Schedule lists or describes the following:
(a) Each loan and credit agreement, conditional sales contract, indenture or other title retention agreement or security agreement relating to money borrowed by Seller;
(b) Each guaranty by Seller of any obligation for the borrowing of money or otherwise (excluding any endorsements and guarantees in the ordinary course of business and letters of credit issued by Seller in the ordinary course of its business) or any warranty or indemnification agreement;
(c) Each lease or license with respect to personal property involving an annual amount in excess of $10,000;
(d) The name, annual salary and primary department assignment as of June 30, 2020, of each employee of Seller and any employment or consulting agreement or arrangement with respect to each such person; and
(e) Each agreement, loan, contract, lease, guaranty, letter of credit, line of credit or commitment of Seller not referred to elsewhere in this Section which (i) involves payment by Seller (other than as disbursement of loan proceeds to customers) of more than $10,000 annually or $25,000 in the aggregate over its remaining term unless, in the latter case, such is terminable within one (1) year without premium or penalty; (ii) involves payments based on profits of Seller; (iii) relates to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes; or (iv) were not made in the ordinary course of business.
(f) Final and complete copies of each document, plan or contract listed and described in the Disclosure Schedule pursuant to this Section 5.14 have been provided to Buyer.
Section 5.15 Tax Matters.  Except as set forth in the Disclosure Schedule, Seller has filed with the appropriate governmental agencies all federal, state and local income, franchise, excise, sales, use, real and personal property and other tax returns required to be filed by it.  Seller is not (a) delinquent in the payment of any taxes shown on such returns or on any uncontested assessments received by it for such taxes; (b) subject to any agreement extending the period for assessment or collection of any federal or state tax for any currently open tax year; or (c) a party to any action or proceeding with, nor has any claim in writing been asserted against it by, any Governmental Authority for assessment or collection of taxes. To Seller’s knowledge, Seller is not the subject of any threatened action or proceeding by any Governmental Authority for assessment or collection of taxes.  The reserve for taxes in the unaudited financial statements of Seller for the year ended June 30, 2020, is, in the opinion of management of Seller, adequate to cover all of the tax liabilities of Seller (including, without limitation, income taxes and franchise fees) as of such date in accordance with GAAP.

Section 5.16 Employee Matters.
(a) Seller has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees of the Seller, and to the knowledge of the Seller, there is no present effort nor existing proposal to attempt to unionize any group of employees of the Seller.
(b) Except as may be disclosed in the Disclosure Schedule, (i) the Seller is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and the Seller is not engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against Seller pending or, to the knowledge of Seller, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of Seller, threatened against or directly affecting Seller; and (iv) Seller has not experienced any work stoppage or other such labor difficulty during the past five years.
Section 5.17 Employee Benefit Plans.
(a) Each Employee Benefit Plan of Seller (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable legal requirements.  No such Employee Benefit Plan is under audit by the IRS or the U.S. Department of Labor.
(b) All premiums or other payments due for all periods ending on or before the Closing Date have been paid or will be paid with respect to each Employee Benefit Plan that is an Employee Welfare Benefit Plan.
(c) Seller is not a party to or bound by any employment agreement, change in control agreement, supplemental executive retirement plan, non-qualified deferred compensation agreement, or similar type agreement with any employee or service provider.
Section 5.18 Environmental Matters.
(a) As used in this Agreement, “Environmental Laws” means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Seller has done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act, which pertain to Hazardous Materials; and “Hazardous Materials” means (A) pollutants, contaminants, pesticides, petroleum or petroleum products, radioactive substances, solid wastes or hazardous or extremely hazardous, special, dangerous, or toxic wastes, substances, chemicals or materials which are considered to be hazardous or toxic under any Environmental Law, including any “hazardous substance” as defined in or under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Sec. 9601, et seq., as amended and reauthorized, and any “hazardous waste” as defined in or under the Resource Conservation and Recovery Act, 42 U.S.C., Sec. 6902, et seq., and all amendments thereto and reauthorizations thereof, and (B) any other pollutants, contaminants, hazardous, dangerous or toxic chemicals, materials, wastes or other substances, including any industrial process or pollution control waste or asbestos, which pose a risk to the health and safety of any person.

(b) Except as may be disclosed in the Disclosure Schedule, to the knowledge of Seller, (A) Seller is in material compliance with applicable Environmental Laws, (B) there has been no release of Hazardous Materials at or affecting the Seller Real Estate or any OREO, in each case which has given or reasonably would be expected to give rise to liability of Seller in excess of $75,000; (C) there are no Hazardous Materials in the soils, groundwater or surface waters of the Seller Real Estate or any OREO that exceed applicable clean-up levels under Environmental Laws and (D) no Seller Real Estate or any OREO is currently listed on or proposed for listing on any listing on the United States Environmental Protection Agency’s National Priorities List or any other analogous state governmental list of properties or sites that require investigation, remediation or other response action under applicable Environmental Laws.  Except as may be disclosed in the Disclosure Schedule, and to the knowledge of Seller, after reasonable investigation, Seller has not received any notice from any person or entity that Seller is or was in violation of any Environmental Law or that Seller is responsible (or potentially responsible) for the cleanup or other remediation of any Hazardous Materials at, on or beneath any such property.
Section 5.19 No Undisclosed Liabilities.  Seller does not have any material liability, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due (and, to the knowledge of Seller, there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Seller giving rise to any such liability) required in accordance with GAAP to be reflected in a balance sheet of Seller or the notes thereto, except (i) for liabilities set forth or reserved against in the Seller Financial Statements as of June 30, 2020, (ii) for liabilities occurring in the ordinary course of business of Seller since, June 30, 2020, (iii) liabilities relating to the possible sale of Seller or other transactions contemplated by this Agreement, and (iv) as may be disclosed in the Disclosure Schedule.
Section 5.20 Litigation.  Except as set forth in the Disclosure Schedule, there is no action, suit, proceeding or investigation pending against Seller or to the best knowledge of Seller threatened against Seller, before any court or arbitrator or any governmental body, agency, or official involving a monetary claim for $25,000 or more or equitable relief (i.e., specific performance or injunctive relief).
Section 5.21 Performance of Obligations.  Seller has performed in all material respects all obligations required to be performed by it to date under the Contracts, the Deposits, and the Loan Documents, and Seller is not in material default under, and, to Seller’s knowledge, no event has occurred which, with the lapse of time or action by a third party, could result in a material default under, any such agreements or arrangements.
Section 5.22 Compliance with Law.  Seller has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business in all material respects and has conducted its business in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses.

Section 5.23 Brokerage.  There are no existing claims or agreements for brokerage commissions, finders’ fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Seller.
Section 5.24 Interim Events.  Since June 30, 2020, Seller has not paid or declared any dividend or made any other distribution to its shareholders or taken any other action which if taken after the date of this Agreement would require the prior written consent of Buyer under Section 7.05 hereof.
Section 5.25 Records.  The Records to be delivered to Buyer under Section 3.06 of this Agreement are and shall be sufficient to enable Buyer to conduct a banking business with respect thereto under the same standards as Seller has heretofore conducted such business.  Seller shall not retain any Records but those Records strictly necessary and required for the disposition of its Charter post-Closing or as otherwise advisable or required by law.
Section 5.26 Community Reinvestment Act.  Seller received a rating of “Outstanding” in its most recent examination or interim review with respect to the Community Reinvestment Act.  Seller has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act.
Section 5.27 Insurance.  All material insurable properties owned or held by Seller are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with banks of similar size.  The Disclosure Schedule sets forth, for each material policy of insurance maintained by Seller the amount and type of insurance, the name of the insurer and the amount of the annual premium.  All amounts due and payable under such insurance policies are fully paid, and all such insurance policies are in full force and effect.
Section 5.28 Regulatory Enforcement Matters.  Except as may be disclosed in the Disclosure Schedule, the Seller is not subject to, and has received no notice or advice that it may become subject to, any order, agreement or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of financial institution deposits or any other governmental agency having supervisory or regulatory authority with respect to Seller.
Section 5.29 Regulatory Approvals.  The information furnished or to be furnished by Seller for the purpose of enabling Seller or Buyer to complete and file all requisite regulatory applications is or will be true and complete as of the date so furnished.  There are no facts known to the Seller which Seller has not disclosed to the Buyer in writing, which, insofar as Seller can now reasonably foresee, may have a Material Adverse Effect on the ability of the Buyer or Seller to obtain all requisite regulatory approvals or to perform its obligations pursuant to this Agreement.

Section 5.30 Representations Regarding Financial Condition.
(a) Seller is not entering into this Agreement in an effort to hinder, delay or defraud their creditors.
(b) Seller is not insolvent.
(c) Seller has no intention to file proceedings for bankruptcy, insolvency or any similar proceeding for the appointment of a receiver, conservator, trustee, or guardian with respect to its business or assets prior to the Closing.
Section 5.31 Limitation of Warranties.  EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, SELLER EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE ASSETS OR WITH RESPECT TO ANY OTHER ASSETS BEING TRANSFERRED TO OR LIABILITIES BEING ASSUMED BY BUYER (EXCLUDING THE REAL ESTATE), INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE.
Section 5.32 Disclosure.  No representation or warranty contained in this Article V and no statement or information relating to Seller or any Assets or Liabilities contained in (i) this Agreement (including the Schedules and Exhibits hereto), or (ii) in any certificate or document furnished or to be furnished by or on behalf of Seller to Buyer pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements made herein or therein, in light of the circumstances in which they were made, not misleading.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller as follows:
Section 6.01 Organization and Authority.  Buyer is a federal savings bank (federally insured by the FDIC) duly organized, validly existing, and in good standing (to the extent applicable) under the laws of the United States with full power and authority to carry on its business as now being conducted and to own and operate the properties which it now owns and/or operates.  The execution, delivery, and performance by Buyer of this Agreement are within Buyer’s corporate power, have been duly authorized by all necessary corporate action.  This Agreement has been duly executed and delivered by Buyer and constitutes the valid and legally binding obligation of Buyer, enforceable against it in accordance with its terms, subject to the General Exceptions.
Section 6.02 Conflicts; Defaults.  Neither the execution and delivery of this Agreement by Buyer nor the consummation of the Transactions will (i) conflict with, result in the breach of, constitute a default under, or accelerate the performance required by, the terms of any order, law, regulation, contract, instrument or commitment to which Buyer is a party or by which Buyer is bound, (ii) violate the creation documents or bylaws of Buyer, (iii) require any consent, approval, authorization or filing under any law, regulation, judgment, order, writ, decree, permit or license to which Buyer is a party or by which Buyer is bound, in each case, other than any required approvals of this Agreement and the Transactions by the Regulators and the shareholders of Seller.  Buyer is not subject to any agreement or understanding with any regulatory authority which would prevent or adversely affect the consummation by Buyer of the transactions contemplated by this Agreement.

Section 6.03 Litigation.  There is no action, suit, proceeding or investigation pending against Buyer, or to the knowledge of Buyer, threatened against or affecting Buyer, before any court or arbitrator or any governmental body, agency or official which alone or in the aggregate would, if adversely determined, adversely affect the ability of Buyer to perform its obligations under this Agreement, which in any manner questions the validity of this Agreement or which could have a material adverse effect on the financial condition of Seller.  Buyer is not aware of any facts that would reasonably afford a basis for any such action, suit, proceeding or investigation.
Section 6.04 Regulatory Approvals.  The information furnished or to be furnished by Buyer for the purpose of enabling Seller or Buyer to complete and file all requisite regulatory applications for the Transactions is or will be true and complete as of the date so furnished.  Except as set forth in the Disclosure Schedule, there are no facts known to the Buyer which, insofar as Buyer can now reasonably foresee, may have a material adverse effect on the ability of the Buyer to obtain all requisite regulatory approvals or to perform its obligations pursuant to this Agreement.
Section 6.05 Financial Ability.  Buyer has the financial ability to pay the Purchase Price for the Assets and assume the Liabilities as provided in this Agreement and will be “well capitalized” under applicable regulations at the Closing Date upon consummation of the Transactions contemplated by this Agreement.
Section 6.06 Financial Information.  The unaudited consolidated balance sheet of Buyer as of June 30, 2020, and the related unaudited consolidated income statement for the year ended June 30, 2020, together with the notes thereto, have been prepared in accordance with GAAP and fairly present, in all material respects, the consolidated financial position and the consolidated results of operations of Buyer as of the dates and for the periods indicated.
Section 6.07 Disclosure.  No representation or warranty contained in this Article VI and no statement or information relating to Buyer contained in (i) this Agreement (including the Schedules and Exhibits hereto), or (ii) in any certificate or document furnished or to be furnished by or on behalf of Buyer to Seller pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements made herein or therein, in light of the circumstances in which they were made, not misleading.
ARTICLE VII
COVENANTS
Section 7.01 Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of Seller and Buyer agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transactions as promptly as practicable and shall cooperate fully with the other party hereto to that end. Seller shall also use its reasonable best efforts both before and after Closing to cooperate on integration and the transfer of assets, licenses and rights, including its status as a CDFI.

Section 7.02 Shareholder Approval.  The Mid-Tier Holding Company agrees to take, in accordance with applicable law and its Articles and bylaws, all action necessary to approve the adoption of this Agreement and the Transactions as the sole stockholder of Seller.
Section 7.03 Press Releases.  Each of Buyer and Seller agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the Transactions (except for any release or statement that, in the written opinion of outside counsel to such party, is required by law or regulation and as to which such party has used its best efforts to discuss with the other party in advance, provided that such release or statement has not been caused by, or is not the result of, a previous disclosure by or at the direction of such party or any of its representatives that was not permitted by this Agreement).  In addition, all public statements, written or otherwise, made with respect to this Agreement and the transactions contemplated hereby shall be made, with respect to Buyer, solely by the Chairman or the President/CEO, and, with respect to Seller, solely by the Chairman or the President/CEO.  Seller and Buyer shall inform all of their respective agents, officers, directors and employees of this requirement.
Section 7.04 Access to Records and Information; Personnel; Customers.
(a) Upon reasonable advance notice, Seller shall afford to the officers and authorized representatives of Buyer full access during regular business hours to the office, properties, books, contracts, commitments and records of Seller in order that Buyer may have full opportunity to make such investigations as it shall desire of the Deposits, Assets, Liabilities and the operations of the Seller's locations; provided however, that Seller shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or would result in the waiver by Seller of the privilege protecting communications between it and any of its counsel, or which would violate banking laws and regulations.  The officers of Seller shall furnish Buyer with such additional financial and operating data and other information relating to the assets, properties and business of Seller as Buyer shall from time to time reasonably request.  Seller shall consent, upon reasonable advance notice, to the review by the officers and authorized representatives of Buyer of the reports and working papers of Seller’s independent auditors (upon reasonable advance notice to such auditors).
(b) After the receipt of all regulatory approvals and the approval of this Agreement and the Transactions by the shareholders of Seller, Buyer may, at its own expense, be entitled to deliver information, brochures, bulletins, press releases, and other communications to depositors, borrowers and other customers of Seller concerning the Transactions and concerning the business and operations of Buyer; provided, however, that Seller must approve any such written communications before they are sent, which approval shall not be unreasonably withheld or delayed.  Communications may be sent prior to regulatory approvals upon the consent of both Buyer and Seller.

(c) After the receipt of all necessary approvals from the Regulators, the Seller and Buyer shall begin working together on the system conversion process.  Seller will provide access to the necessary data and information to allow for a conversion to occur on the Closing Date; provided however, that the selection of the date for the conversion shall be within the discretion of the Buyer and there is no obligation that it shall occur on the Closing Date.
(d) On a monthly basis or as frequently as they are available following the date hereof and through the Closing Date, Seller shall provide information to Buyer in a format reasonably acceptable to Buyer concerning the status of the following matters:
(1) Any communication from or contacts by any Regulator concerning any regulatory matters affecting Seller as to which such Regulator has jurisdiction, unless, in the reasonable judgment of Seller’s counsel, such disclosure would violate any banking laws or regulators or the Regulator objects to any such disclosure;
(2) Current information on the quality and performance of the Loans including information on the status of any delinquencies, non-performing Loans, OREO, new Loans, information concerning refinancings and payments made on such Loans, and information indicating that any of the representations and warranties relating to the Loans in Section 5.07, Section 5.08 or Section 5.09 are no longer accurate in all material respects; and
(3) Information concerning the total Deposits and by deposit product, their weighted average interest rate.
Within 15 days following the close of each month between the date hereof and the Closing Date, Seller shall provide Buyer with unaudited financial statements of Seller for such month prepared in accordance with Seller’s current internal practices.
From the date of this Agreement to the Closing Date, Seller will cause one or more of Seller’s designated representatives to confer or correspond on a regular basis, but no less frequently than once every two weeks, with the Chief Executive Officer of Buyer (or his designees) to report the general status of the ongoing operations of Seller.
Section 7.05 Operation in Ordinary Course.  From the date hereof to the Closing Date, Seller shall: (a) not engage in any transaction affecting the Seller's locations, the Deposits, the Liabilities, or the Assets except in the ordinary course of business, and shall operate and manage its business in the ordinary course consistent with past practices; (b) use reasonable best efforts to maintain the Seller's locations in a condition substantially the same as on the date of this Agreement, reasonable wear and use excepted; (c) maintain its books of accounts and records in the usual, regular and ordinary manner; and (d) use reasonable best efforts to duly maintain compliance with all laws, regulatory requirements and agreements to which it is subject or by which it is bound. Neither this section nor any other section of the Agreement shall preclude the distribution by Seller of the Special Bank Dividend.  The parties acknowledge and agree that failure by Seller to maintain customers’ or employee’s access to the Seller properties resulting from the COVID-19 global pandemic shall not constitute a breach or violation of this Section 7.05.  Without limiting the generality of the foregoing, prior to the Closing Date, Seller shall not, unless required by any Regulator or with the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed and provided however, if consent is withheld, Buyer must notify Seller in writing within three business days of the request or such inaction shall be considered the equivalent of prior written consent:

(a) fail to maintain the Fixed Assets and Real Estate in their present state of repair, order and condition, reasonable wear and tear and casualty excepted;
(b) fail to maintain its financial books, accounts and records in accordance with GAAP;
(c) fail to charge off assets in accordance with GAAP as consistently applied;
(d) fail to comply, in all material respects, with all applicable laws and regulations relating to its operations;
(e) authorize or enter into any contract or amend, modify or supplement any contract relating to or affecting its operations or involving any of the Assets or Liabilities which obligates Seller to expend $10,000 or more;
(f) take any action, or enter into or authorize any transaction, other than in the ordinary course of business and consistent with past practice, relating to or affecting its operations or involving any of the Assets or Liabilities;
(g) knowingly and voluntarily doing any act which, or knowingly and voluntarily omitting to do any act the omission of which, likely would result in a breach of any material contract, commitment or obligation of Seller;
(h) make any changes in its accounting systems, policies, principles or practices relating to or affecting its operations or involving any of the Assets or Liabilities, except in accordance with GAAP and regulatory requirements;
(i)  enter into or renew any Data Processing Contract;
(j) engage or participate in any material transaction or incur or sustain any material obligation except in the ordinary course of business;
(k) make any new Loan in the amount of $250,000 or more, except after delivering to Buyer written notice, including a complete loan package for such Loan, in a form consistent with the Seller’s policies and practice, at least five Business Days prior to the origination of such Loan, and such Loan shall be made in the ordinary course of business consistent with prudent banking practices, the Seller’s current loan policies and applicable rules and regulations of applicable Governmental Authorities with respect to the amount, term, security and quality of such borrower or borrower’s credit;
(l) undertake any actions which are inconsistent with a program to use all reasonable efforts to maintain good relations with its employees and customers;

(m) transfer, assign, encumber, or otherwise dispose of, or enter into any contract, agreement, or understanding to transfer, assign, encumber, or otherwise dispose of, any of the Assets except in the ordinary course of business;
(n) invest in any Fixed Assets or improvements in excess of $50,000, except for commitments previously disclosed to Buyer in writing, made on or before the date of this Agreement for replacements of furniture, furnishings and equipment, normal maintenance and refurbishing, purchased or made in the ordinary course of business and for emergency and casualty repairs and replacements;
(o) increase or agree to increase the salary, remuneration, or compensation of its employees or pay or agree to pay any uncommitted bonus to any such employees, other than routine increases and bonuses for non-officer employees in the ordinary course of business in conformity with past custom and practice; provided, however, that any increase in salary shall not exceed 2%.
(p) pay incentive compensation to employees for purposes of retaining their services or maintaining Deposit levels through the Closing Date except as may be mutually agreed to with Buyer;
(q) enter into any new employment agreements or Employee Benefit Plans with employees of Seller or any consulting or similar agreements with directors of Seller; provided, however, that Seller shall be permitted to engage the assistance of temporary or contract employees, to the extent Seller deems necessary, to assist Seller in the performance of its obligations under this Agreement;
(r) fail to use its reasonable best efforts to preserve its present operations intact, keep available the services of its present officers and employees or to preserve its present relationships with persons having business dealings with it;
(s) amend or modify any of its promotional, deposit account or practices other than amendments or modifications in the ordinary course of business or otherwise consistent with the provisions of this Agreement;
(t) fail to maintain deposit rates substantially in accord with past standards and practices;
(u) change or amend its schedules or policies relating to service charges or service fees;
(v) fail to comply in all material respects with the Contracts;
(w) except in the ordinary course of business (including creation of deposit liabilities, enter into repurchase agreements, purchases or sales of federal funds, and sales of certificates of deposit), borrow or agree to borrow any material amount of funds or directly or indirectly guarantee or agree to guarantee any material obligations of others except pursuant to outstanding letters of credit; provided, however, the Seller shall not take any FHLB advances other than overnight or other short-term (less than 90 days) advances, which shall not exceed 5% of the total assets of Seller in the aggregate;

(x) purchase or otherwise acquire any investment security for its own account except for obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five (5) years and which municipal obligations have been assigned a rating of A or better by Moody’s Investors Service or by Standard and Poor’s, or engage in any activity that would  be inconsistent with the classification of investment securities as either “held to maturity” or “available for sale”;
(y) except as required by applicable law or regulation: (1) implement or adopt any material change in its interest rate risk management and hedging policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;
(z) voluntarily take any action that would change Seller’s loan loss reserves which is not in compliance with Seller’s past practices consistently applied and in compliance with GAAP; or
(aa) take any action before or after the Determination Date which would reduce, or which would reasonably be expected to reduce, Core Capital to an amount that is less than 8% of Seller’s total average assets, as calculated in accordance with Article I hereof.
Section 7.06 Acquisition Proposals.  Seller agrees that it shall not, and it shall cause its officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation, sale of assets and assumption of liabilities, or other business combination involving Seller or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of Seller, other than the Transactions (any of the foregoing, an “Acquisition Proposal”); provided, however, that if Seller is not otherwise in violation of this Section 7.06, Seller’s Board of Directors may provide information to, and may engage in such negotiations or discussions with, a person with respect to an Acquisition Proposal, directly or through representatives, if Seller’s Board of Directors, after consulting with and considering the advice of its financial advisor and its outside counsel, determines in good faith that its failure to provide information or to engage in any such negotiations or discussions would be inconsistent with the duties of directors under Wisconsin law. Seller shall promptly (within 24 hours) advise Buyer in writing following the receipt by it of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal and a copy of such Acquisition Proposal), and advise the Buyer in writing of any developments with respect to such Acquisition Proposal immediately upon the occurrence thereof.
Section 7.07 Regulatory Applications and Third Party Consents.  As promptly as practicable after the date of this Agreement, but no later than forty-five (45) days after the date hereof, Buyer shall file all applications, filings, notices, consents, permits, requests, or registrations required to obtain authorizations of any Regulator and consents of all third parties necessary to consummate the Transactions, except for the Special Bank Dividend, which Seller will file no less than 30 days prior to the Closing Date.  Buyer and Seller will use their reasonable best efforts to obtain such authorizations from the Regulators and consents from third parties as promptly as practicable and will consult with one another with respect to the obtaining of all such authorizations and consents necessary or advisable to consummate the Transactions.  Seller and Buyer agree to use their reasonable best efforts to cooperate in connection with obtaining such authorizations and consents.  Each party will keep the other party apprised of the status of material matters relating to completion of the Transactions.  Copies of applications and correspondence of each party with its Regulators shall be promptly provided to the other party.  Each of Buyer and Seller agrees, upon request, to furnish the other party with all information concerning itself and its respective directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of Buyer or Seller to any third party or the Regulator.

Section 7.08 Title Insurance and Surveys.  Seller shall make available to Buyer prior to the Closing Date copies of its most recent owner’s closing title insurance policy, binder or abstract and any surveys on each parcel of the Seller Real Estate, or such other evidence of title reasonably acceptable to Buyer.  Seller shall also provide to Buyer updated title reports, abstracts or surveys on such Seller Real Estate at the Closing, as Buyer shall reasonably request.  Buyer shall pay the costs of any such updated reports, abstracts or surveys.
Section 7.09 Further Assurances.
(a) On and after the Closing Date, Seller shall (i) give such further assistance to Buyer and shall execute, acknowledge, and deliver all such instruments and take such further action as may be necessary and appropriate effectively to vest in Buyer full, legal, and equitable title to the Assets, and (ii) use its reasonable best efforts to assist Buyer in the orderly transfer of the Assets and Deposits being acquired by Buyer.
(b) The parties agree to send promptly to the other parties hereto, at the Buyer’s expense, any payments, documents or instruments a party receives after the Closing which belongs to another party.
Section 7.10 Payment of Items.  From and after the Closing Date, Buyer agrees to pay, to the extent of sufficient available funds on deposit, all properly drawn items, including ACHs, checks, drafts, and negotiable orders of withdrawal timely presented to it by mail, over its counters, or through clearings if such items are drawn by depositors whose Deposits or accounts on which such items are drawn are Deposits, whether drawn on the check or draft forms provided by Seller, for at least 120 days after the Closing Date, or on those provided by Buyer.  In addition, Buyer shall, in all other respects, discharge the duties, liabilities and obligations with respect to the Deposits to the extent such duties, liabilities or obligations occur following the Closing.
Section 7.11 Close of Business on Closing Date.  On the Closing Date, Seller shall close the Seller's locations for business not later than 5:00 p.m., whereupon representatives of Buyer shall have access to the Seller's locations, under the supervision of representatives of Seller, to verify Seller’s provision to Buyer of the Records.
Section 7.12 Supplemental Information; Disclosure Supplements.  From time to time during the period ending two business days prior to the Closing, Seller will promptly disclose in writing to Buyer any matter hereafter arising which, if existing, occurring or known at the date of this Agreement would have been required to be disclosed or which would render inaccurate in any material respect any of the representations, warranties or statements set forth in this Agreement.  From time to time during the period ending two Business Days prior to the Closing, Seller will promptly supplement or amend the exhibits and schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such exhibit or schedule or which is necessary to correct any information in such exhibit or schedule that has been rendered inaccurate thereby.

Section 7.13 Confidentiality of Records.  Buyer, Seller and their authorized agents and representatives shall receive and treat all Records, documents and information obtained pursuant to any provision of this Agreement as confidential, until the transactions contemplated by this Agreement have been consummated, and if not consummated, shall thereafter continue to maintain such confidentiality and not use such information for any purpose whatsoever, and shall, upon request, return all originals and copies of such documents or other materials containing such information or Records.  Until the Closing Date, Buyer shall use all such information only for purposes of effectuating the Transactions.  The restrictions set forth herein shall not apply if:  (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party; (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the contemplated transactions; or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with any legal or regulatory proceedings.
Section 7.14 Installation/Conversion of Signage/Equipment.  Prior to Closing and after the receipt of all regulatory approvals and the approval of this Agreement and the Transactions by the shareholders of Seller, at times mutually agreeable to Buyer and Seller, Buyer may, at Buyer’s sole expense, install teller equipment, platform equipment, security equipment, computers, and signage at the Seller's locations, and Seller shall cooperate with Buyer in connection with such installation; provided, however, that (i) such installation shall not interfere with the normal business activities and operation of the Seller's locations; (ii) no such signage shall be installed at the Seller's locations more than five Business Days before the Closing Date; and (iii) Buyer’s name as appearing on any such signage shall be covered by an opaque covering material until after the close of business on the Closing Date.
Section 7.15 Seller Activities After Closing.  After Closing, Seller may no longer accept any deposits or make any new loans; and limit its business activities to those related to the winding-down of Seller’s business.
Section 7.16 Reserved.
Section 7.17 Interest Rates.  Seller agrees not to increase or decrease the rate of interest paid by Seller on any deposit product, including without limitation on certificates of deposit, except in a manner and pursuant to policies consistent with past practices.
 Section 7.18 Maintenance of Records by Buyer.  The Buyer agrees that it shall maintain, preserve and safely keep, for a minimum period of three years or the minimum period required by applicable regulations whichever is longer, all of the Records for the benefit of itself, the Seller, and that it shall permit the Seller or their representatives, at any reasonable time and at the expense of the Seller, to inspect, make extracts from or copies of any such Records as such parties shall deem reasonably necessary.

Section 7.19 Board and Committee Meetings.  In order to provide for a smooth transition after the Closing and for Buyer to monitor the compliance by Seller with the provisions of this Agreement, Seller agrees to provide Buyer with advance notice of all of Seller’s board, directors' loan committee and its asset and liability committee meetings, and if known, the agenda for or business to be discussed at such meetings, except to the extent objected to by state or federal regulatory agencies, prohibited by law or in connection with any lawfully invoked privilege, the disclosure could result in a waiver of the Seller’s attorney-client privilege, the Sellers Board of Directors will be discussing this Agreement or the Transactions, or the matter relates to any third party proposal to acquire control of Seller.  To the extent permissible under applicable law, and unless otherwise provided above, Seller shall also provide Buyer with copies of minutes and consents from all such committee meetings (if any) and of its board meetings no later than seven days thereafter.  Buyer agrees to hold in confidence all such information.
Section 7.20 Cooperation on Conversion of Systems.  Seller agrees to commence using its commercially reasonable efforts to ensure an orderly transfer of information, processes, systems and data to Buyer and to otherwise assist Buyer in facilitating the conversion of all of Seller’s systems into or to conform with, Buyer’s systems so that, as of the Closing, the systems of Seller are readily convertible to Buyer’s systems to the fullest extent possible without actually converting them prior to Closing.

ARTICLE VIII
EMPLOYEES AND DIRECTORS

Section 8.01 Employees.
(a) Buyer shall offer substantially similar salaries and benefits as are available to similarly situated employees of Buyer, to those employees of Seller who Buyer elects to hire and who satisfy Buyer’s customary employment requirements, including pre-employment interviews, investigations and employment conditions, uniformly applied by Buyer and Buyer’s employment needs and who become employees of Buyer on the Closing Date (“Former Seller Employees”).  Buyer and Seller will establish a mutually acceptable process for the orderly interviewing of employees for employment by Buyer and Seller will give Buyer a reasonable opportunity to interview the employees.
(b) Seller shall be responsible for all obligations under the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”) or any applicable state law to those employees of Seller who do not become Former Seller Employees.  Buyer shall assume and honor all obligations under COBRA and the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) or any applicable state law for Former Seller Employees.

(c) Before Closing, with Seller’s prior consent (which consent shall not be unreasonably withheld), Buyer may conduct such training and other programs as it may, in its reasonable discretion and at its sole expense, elect to provide for those employees who accept an offer of employment from Buyer; provided, however, that such training and other programs shall not interfere with or prevent the performance of the normal business operations of Seller in any material respects.
(d) This Section 8.01 shall not confer any rights or benefits on any person other than Buyer and Seller, or their respective successors and assigns, either as a third party beneficiary or otherwise.
(e) If a Former Seller Employee is an active employee of Buyer after the Closing (the “Severance Eligibility Date”), such employee will be entitled to a cash lump sum severance payment equal to ninety (90) days of base salary (except that Thomas Hart, Michael Stahr and Leslie Spidel shall be entitled to cash lump sum payment equal to six months of base salary) if Buyer terminates such employee within one year after the Severance Eligibility Date for any reason other than misconduct, negligence or incompetence,.  Such severance payment, less required tax withholding, will be made within thirty (30) days of such termination of employment and an employee will not be entitled to a severance payment if an employee voluntarily terminates employment.
(f) At the request of Buyer, between the date of this Agreement and the Closing, Seller shall pay “stay bonuses” to any employees of Seller identified by Buyer as necessary to ensure an orderly and successful transition of the business of Seller and the Seller Assets to Buyer in an amount specified by Buyer in consultation with Seller.  The Purchase Price shall be increased by any such bonuses paid by Seller prior to the Determination Date at the instruction of Buyer.
(g) Buyer agrees that the Former Seller Employees while they remain employees of Buyer after the Closing Date, will be provided with benefits under employee benefit plans during their period of employment which are no less favorable in the aggregate than those provided by Buyer to similarly situated employees of Buyer.
(h) Seller is not a party to or bound by any employment agreement, change in control agreement, supplemental executive retirement plan, non-qualified deferred compensation agreement, or similar type agreement with any employee or service provider.
(i) Seller shall be responsible for all IRS reporting duties, including, but not limited, to the furnishing and filing of Forms W-2, for the wages and other compensation it pays Seller employees on or before the Closing Date.  Buyer shall be responsible for furnishing and filing of Forms W-2 only for compensation Buyer pays to Former Seller Employees after the Closing Date.
Section 8.02 Employment Contracts and Employee Benefit Plans.  Buyer is not assuming, nor shall it have responsibility for the continuation of, any liabilities under or in connection with:
(a) any consulting contract, collective bargaining agreement, supplemental employee retirement plan, plan or arrangement providing for insurance coverage or for deferred compensation, bonuses, or other forms of incentive compensation or post-retirement compensation or benefits, written or implied, which is entered into or maintained, as the case may be, by Seller and any employee or service provider, including, but not limited to, a Former Seller Employee; or

(b) any Employee Benefit Plan as maintained, administered, or contributed to by Seller and covering any employees. Seller agrees to terminate the Seller’s profit sharing plan on the business day immediately preceding the Closing.  Buyer agrees to allow Former Seller Employees to rollover their profit sharing account balances to Buyer’s 401(k) Plan, subject to applicable law, in accordance with Section 8.03
Section 8.03 Other Employee Benefit Matters.    Buyer and Seller shall take such actions prior to the Closing Date as may be reasonably necessary to enable the employees of Seller after the Closing Date to transfer the amount credited to their accounts under the Seller’s profit sharing plan through a rollover contribution into either a qualified defined contribution plan of Buyer or a separate third party individual retirement account, or to take a cash distribution from the Seller’s profit sharing plan.  For purposes of any vesting determinations in connection with Buyer’s 401(k) Plan, service with Seller prior to the Closing Date shall be counted.  For purposes of eligibility to participate in any matching contribution under Buyer’s 401(k) Plan, Seller’s employees shall be eligible on terms and conditions consistent with those then currently provided by Buyer to its other similarly-situated employees based on their employment date with Buyer.
Section 8.04 Employee Documents.  Within fifteen (15) Business Days of the date of this Agreement, Seller shall provide Buyer with access to employees at the Seller's locations and Buyer will be granted access to the employee’s personnel files (or copies thereof) but excluding any medical or health related information and other information not disclosable without the consent of such employees.
 Section 8.05 Directors and Officer Indemnification.  For a period of six (6) years after the Closing Date, Buyer shall indemnify, defend and hold harmless:  (i) each person entitled to indemnification from Seller immediately prior to the Closing Date (including current and past directors, officers, members and trustees) against any and all liability arising out of actions or omissions occurring at or prior to the Closing Date (including, without limitation, the Transactions) to the fullest extent which Seller would have been permitted under any applicable law and its Articles and bylaws (and Buyer shall also advance expenses, including, but not limited to, fees and disbursements of legal counsel as incurred).
ARTICLE IX
CONDITIONS TO CLOSING

Section 9.01 Conditions to the Obligations of Seller.  Unless waived in writing by Seller, the obligations of Seller to consummate the Transactions are subject to the satisfaction at or prior to the Closing Date of the following conditions:
(a) Performance.  Each of the acts and undertakings and covenants of Buyer to be performed at or before the Closing pursuant to this Agreement shall have been duly performed in all material respects.
(b) Representations and Warranties.  The representations and warranties of Buyer contained in Article VI of this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date (unless they speak to an earlier date) with the same effect as though made on and as of the Closing Date, except to the extent that inaccuracies in those representations and warranties do not have a Material Adverse Effect on Buyer.

(c) Documents.  Seller shall have received the following documents from Buyer:
(1) An executed copy of the Assignment and Assumption Agreement substantially in the form of Exhibit 2.02(A) hereto.
(2) Resolutions of Buyer’s Board of Directors, certified by its Secretary or Assistant Secretary, authorizing the execution and delivery of this Agreement and the consummation of the Transactions.
(3) A certificate of the Secretary or Assistant Secretary of Buyer as to the incumbency and signatures of officers.
(4) A certificate signed by a duly authorized officer of Buyer stating that the conditions set forth in Section 9.01(a), Section 9.01(b) and Section 9.01(c) of this Agreement have been fulfilled.
(5) An executed copy of the Retirement Account Transfer Agreement attached hereto as Exhibit 3.11.
(6) Such other instruments and documents as counsel for Seller may reasonably require as necessary or desirable for transferring to Buyer the obligation to pay the Deposit liabilities and otherwise perform Seller’s obligations that are being transferred to Buyer pursuant to this Agreement or consummate the transactions contemplated by this Agreement, all in form and substance reasonably satisfactory to counsel for Seller.
(d) Purchase Price.  Seller shall have received the Purchase Price less the $200,000 deposited as the Escrow Amount in immediately available funds deposited in the Seller Account.
Section 9.02 Conditions to the Obligations of Buyer.  Unless waived in writing by Buyer, the obligations of Buyer to consummate the Transactions are subject to the satisfaction at or prior to the Closing of the following conditions:
(a) Performance.  Each of the acts and undertakings and covenants of Seller to be performed at or before the Closing pursuant to this Agreement shall have been duly performed in all material respects.
(b) Representations and Warranties.  The representations and warranties of Seller contained in Article V of this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date (unless they speak to an earlier date) with the same effect as though made on and as of the Closing Date, except to the extent that inaccuracies in those representations and warranties do not have a Material Adverse Effect on Seller.
(c) No Material Adverse Effect.  Between the date of this Agreement and the Closing, Seller shall not have experienced a Material Adverse Effect.

(d) Documents.  Buyer shall have received the following documents from Seller:
(1) A duly executed recordable Corporate Warranty Deed, substantially in the form set forth in Exhibit 3 hereto, conveying title to the Real Estate, a Vendor’s Affidavit, and updated title reports with respect to the Real Estate, if requested by Buyer as provided in Section 7.08.
(2) An executed Assignment and Assumption Agreement in the form of Exhibit 2.02(A) hereto.
(3) An executed Bill of Sale and Assignment in the form of Exhibit 3.02(A) hereto.
(4) Resolutions of Seller’s Board of Directors, certified by their respective Secretary or Assistant Secretary, authorizing the execution and delivery of this Agreement and the consummation of the Transactions and resolutions of Seller’s shareholders approving this Agreement and the Transactions.
(5) A certificate from the Secretary or Assistant Secretary of Seller as to the incumbency and signatures of officers.
(6) A certificate signed by a duly authorized officer of Seller stating that the conditions set forth in Section 9.02(a), Section 9.02(b) and Section 9.02(c) of this Agreement have been satisfied.
(7) A final customer list as set forth in Section 11.06(a) of this Agreement.
(8) An affidavit of non-foreign status as required by Section 1445 of the Internal Revenue Code of 1986, as amended.
(9) The holds and stop payment information described in Section 11.01 of this Agreement.
(10) An executed copy of the Retirement Account Transfer Agreement attached hereto as Exhibit 3.11.
(11) All third party consents required for the Seller to consummate the Transactions.
(12) The Records.
(13) The Limited Power of Attorney attached hereto as Exhibit 9.02(D)(13).
(14) Such other documents or instruments as counsel for Buyer may reasonably require as necessary or desirable for transferring, assigning and conveying to Buyer the Contracts and the Deposits and good, marketable, and (with respect to the Real Estate) insurable title to the Assets to be transferred to Buyer pursuant to this Agreement, all in form and substance reasonably satisfactory to counsel for Buyer.
(e) Physical Delivery.  Seller shall also deliver to Buyer the Assets purchased hereunder which are capable of physical delivery.

(f) Shareholder Approval.  This Agreement and the Transactions shall have been approved by a majority of the shareholders of Mid-Tier Holding Company.
(g) Consent to Assignment of Data Processing Contracts.   All required consents, permissions and approvals required to transfer and assign the Data Processing Contracts to Buyer shall have been obtained, provided, however, that any termination or deconversion fees associated with the Data Processing Contracts shall be paid by Buyer.
Section 9.03 Condition to the Obligations of Seller and Buyer.
(a) Regulatory Approvals.  All required licenses, approvals, and consents of any relevant federal, state, or other regulatory agency shall have been obtained without any non-standard conditions or other non-standard requirements reasonably deemed unduly burdensome by either Seller or Buyer.
(b) Absence of Proceedings and Litigation.  No order shall have been entered and remain in force at the Closing Date restraining or prohibiting any of the Transactions in any legal, administrative or other proceeding, no action or proceeding shall have been instituted or threatened on or before the Closing Date seeking to restrain or prohibit the Transactions contemplated by this Agreement or which would have a Material Adverse Effect on Seller.
ARTICLE X
TERMINATION

Section 10.01 Termination.  Except as to the Termination Fee set forth in Section 10.02, this Agreement shall terminate and be of no further force or effect as between the parties, except as to liability for a willful and material breach of any duty or obligation arising prior to the date of termination, upon the occurrence of any of the following conditions:
(a) By Seller or Buyer after the expiration of ten (10) Business Days after any Regulator shall have denied or refused to grant the approvals or consents required under this Agreement to be obtained pursuant to this Agreement, unless within said 10 Business Day period Buyer and Seller agree to submit or resubmit an application to, or appeal the decision of, the regulatory authority which denied or refused to grant approval thereof;
(b) By the non-breaching party after, the expiration of twenty (20) Business Days from the date that a party hereto has given notice to the another party of such other party’s material breach or misrepresentation of any obligation, warranty, representation, or covenant in this Agreement; provided, however, that no such termination shall take effect if within said twenty (20) Business Day period the party so notified shall have fully and completely corrected the grounds for termination as specified in such notice; provided further, however, that no such termination shall take effect if within thirty (30) Business Days of the failure by the notified party to make such correction within said thirty (30) day period, the notifying party delivers to the notified party a written election not to terminate this Agreement notwithstanding such breach or misrepresentation, and any such election to proceed shall not waive such party’s right to seek damages or other equitable relief;

(c) By Seller or Buyer if the transactions provided for in this Agreement are not consummated by December 31, 2020, unless the date is extended by the mutual written agreement of the parties, provided a party that is then in breach of this Agreement shall not be entitled to exercise such right of termination;
(d) The mutual written consent of the parties to terminate; or
(e) By Seller if, without breaching Section 7.06, Seller shall contemporaneously enter into a definitive agreement with a third party providing a Superior Proposal, as defined below; provided, that the right to terminate this Agreement under this Section 10.01(e) shall not be available to Seller unless it delivers to Buyer written notice of Seller’s intention to terminate at least five (5) Business Days prior to termination.  For purposes of this Section 10.01(e), “Superior Proposal” means an Acquisition Proposal made by a third party after the date hereof which, in the good faith judgment of the Board of Directors of Seller (after consultation with its outside legal counsel and its independent financial advisor), taking into account the various legal, financial and regulatory aspects of the proposal and the person making such proposal, (A) if accepted, is reasonably expected to be completed, and (B) if consummated, is reasonably likely to result in a more favorable transaction than the transactions contemplated by this Agreement for Seller and its shareholders and other relevant constituencies.
Section 10.02 Effect of Termination and Abandonment.  In the event of termination of this Agreement and the abandonment of the transactions contemplated by this Agreement pursuant to this Article X, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Section 7.14 and (b) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.  In addition to the foregoing, in the event this Agreement is terminated pursuant to Section 10.01(b) the breaching party shall owe the non- breaching party, or Section 10.01(e), Seller shall owe Buyer, a termination fee equal to the non-breaching party's or Buyer's, as applicable, documented out-of-pocket expenses and costs, including reasonable attorneys' fees, in furtherance of this Agreement (up to a maximum of $200,000) (the "Termination Fee").
ARTICLE XI
OTHER AGREEMENTS

Section 11.01 Holds and Stop Payment Orders.  Holds and stop payment orders that have been placed by Seller on particular accounts or on individual checks, drafts or other instruments before the Closing Date will be continued by Buyer under the same terms after the Closing Date.  Seller will deliver to Buyer at the Closing a complete schedule of such holds and stop payment orders and documentation relating to the placing thereof.
Section 11.02 ACH Items and Recurring Debits.  Seller will transfer all ACH arrangements to Buyer as soon as possible after the Closing Date.  At least 15 Business Days prior to the Closing Date, Seller will deliver to Buyer (i) a listing of account numbers for all accounts being assumed by Buyer subject to ACH Items and Recurring Debit arrangements, and (ii) all other records and information necessary for Buyer to administer such arrangements.  Buyer shall continue such ACH arrangements and such Recurring Debit arrangements as are originated and administered by third parties and for which Buyer need act only as processor; Buyer shall also continue Recurring Debit arrangements that were originated or administered by Seller.

Section 11.03 Withholding.  Seller shall deliver to Buyer (i) within three Business Days after the Closing Date a list of all “B” (TINs do not match) and “C” (under reporting/IRS imposed withholding) notices from the IRS imposing withholding restrictions, and (ii) for a period of 120 days after the Closing Date, all notices received by Seller from the IRS releasing withholding restrictions on Deposit accounts transferred to Buyer pursuant to this Agreement.  Any amounts required by any governmental agency to be withheld from any of the Deposits (the “Withholding Obligations”) will be handled in the following manner:
(a) Any Withholding Obligations required to be remitted to the appropriate governmental agency prior to the Closing Date will be withheld and remitted by Seller, and any other sums withheld by Seller pursuant to Withholding Obligations prior to the Closing Date shall also be remitted by Seller to the appropriate governmental agency on or prior to the time they are due.
(b) Any Withholding Obligations required to be remitted to the appropriate governmental agency on or after the Closing Date with respect to Withholding Obligations after the Closing Date and not withheld by Seller as set forth in Section 11.03(a) above will be remitted by Buyer.
(c) Any penalties described on “B” notices from the IRS or any similar penalties that relate to Withholding Obligations required to be remitted to the appropriate governmental agency prior to the Closing Date will be paid by Seller promptly upon receipt of the notice providing such penalty assessment resulted from Seller’s acts, policies or omissions, unless Seller contests such penalty assessment with the appropriate governmental agency in good faith.
Section 11.04 Retirement Accounts.  Seller will provide Buyer with the proper trust documents and all related information for any Retirement Accounts assumed by Buyer under Section 2.02 of this Agreement.  Buyer shall be responsible for all federal and state income tax reporting of Retirement Accounts for 2020.  Seller agrees to cooperate with Buyer to permit Buyer to retain Seller’s current reporting service provider (and assume any such contract) (if Buyer elects to do so) and to assist Buyer in the preparation of any such reports or background materials needed for the preparation of any such reports.
Section 11.05 Interest Reporting.  Buyer shall report for 2020 all interest credited to, interest withheld from, and early withdrawal penalties charged to the Deposits which are assumed by Buyer under this Agreement.  Buyer shall also report for 2020 any amounts credited to Deposit accounts pursuant to Section 7.17 hereof.  For so long as Seller remains in existence, Seller agrees to cooperate with Buyer to permit Buyer to retain Seller’s current reporting service provider (and assume any such contract) (if Buyer elects to do so) and to assist Buyer in the preparation of any such reports or background materials needed for the preparation of any such reports.  Said reports shall be made to the holders of these accounts and to the applicable federal and state regulatory agencies.

Section 11.06 Notices to Depositors.  Seller shall provide Buyer an intermediate customer list of the Deposit accounts to be assumed by Buyer pursuant to this Agreement, together with a tape thereof, as of month-end prior to the scheduled Seller mailing referred to in Section 11.06(a) below.  Seller shall provide Buyer a final customer list of the Deposits transferred as of the Closing Date pursuant to this Agreement.
(a) After receipt of all regulatory approvals and, with the concurrence of the Regulators, if required, at least five Business Days before the Closing Date but only after the waiver or satisfaction of all conditions to Closing (other than deliveries), Seller shall mail notification to the holders of the Deposits to be assumed that, subject to closing requirements, Buyer will be assuming the liability for the Deposits; provided, however, such notice shall be given to the holders of IRAs at least 30 days prior to the Closing Date.  The notification(s) will be based on the list referred to in the first paragraph of Section 11.06 above and a listing maintained by the Seller of the new accounts opened since the date of said list.  Seller shall provide Buyer with the documentation of said listing up to the date of Seller’s mailing.  Buyer shall send notification(s) to the same holders either together with Seller’s mailing, (in which case Buyer shall pay the costs of such mailing and Buyer shall not delay the timing of such mailing), or within three days after Seller’s notification setting out the details of its administration of the assumed accounts.  Each party shall obtain the approval of the other on its notification letter(s), which approval shall not be unreasonably withheld or delayed.  Except as otherwise provided herein, each party will be responsible for the cost of its own mailing.
(b) After the effective date of any mailing regarding account services by Buyer, Buyer will provide copies of such materials to Seller for distribution at the Seller's locations at the time new services are acquired.
Section 11.07 Card Processing and Overdraft Coverage.
(a) Seller will provide Buyer with a list of ATM and Debit card holders no later than 15 business days after receipt of all necessary approvals of the Regulators; provided, however, Buyer shall not use such list to contact the card holders without prior consent of the Seller.
(b) All of the Seller's customers with overdraft coverage shall be provided similar overdraft coverage, if available, by Buyer after the Closing.
Section 11.08 Taxpayer Information.  Seller shall deliver to Buyer within three Business Days after the Closing Date: (i) TINs (or record of appropriate exemption) in Seller's possession or reasonably available to Seller for all holders of Deposit accounts acquired by Buyer pursuant to this Agreement; and (ii) all other information in Seller’s possession or reasonably available to Seller required by applicable law to be provided to the IRS with respect to the Assets and Deposit accounts transferred pursuant to this Agreement and the holders thereof, except for such information which Seller will report on pursuant to Section 11.03 of this Agreement (collectively, the “Taxpayer Information”).  Seller hereby certifies that such information, when delivered, shall accurately reflect the information provided by Seller’s customers.
Section 11.09 Conversion and Data Processing.  It is understood and agreed that the conversion of the processing, reporting, payment and other operating systems of the Seller to those of the Buyer shall be effected by the Buyer after the Closing and shall not be a condition of closing, and, as provided in Section 9.02(g), any fees related to the same shall be paid by Buyer.

ARTICLE XII
INDEMNIFICATION

 Section 12.01 General.  Each of Seller, Buyer and Mid-Tier Holding Company (the “Indemnitor”) hereby agrees to and shall immediately upon demand indemnify and hold harmless the other party (the “Indemnitee”), after the date of this Agreement, against and in respect of:
(a) any damages, losses, deficiencies, costs and expenses resulting from any misrepresentation, breach of any warranty or representation or non-fulfillment or breach of any agreement or covenant on the part of the Indemnitor under this Agreement, any certificate or other instrument furnished or to be furnished to the Indemnitee; and
(b) all actions, suits, proceedings, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees) incident to or arising or resulting from any of the foregoing.
Notwithstanding any provision of this ARTICLE XII to the contrary, the Indemnitor’s obligation to indemnify Indemnitee pursuant to this Section 12.01 shall only become operative after the total amount of all claims for indemnification pursuant to this Section 12.01 exceeds Fifty Thousand Dollars ($50,000) (the “Threshold Amount”).  The aggregate amount payable to the Indemnitee shall be the full amount of all claims in excess of the Threshold Amount, but subject to the limitations set forth in Section 12.02. Written notice of any such claim for indemnification under this paragraph shall be given to the Indemnitor as provided hereinafter.  For clarity, the Termination Fee is not subject to this paragraph, and the Top-Tier Holding Company is not subject to this Article XII, except for the confidentiality provisions in Section 12.05.
Indemnitee shall give the Indemnitor written notice of any claim for indemnification pursuant to this Section 12.01 within fifteen (15) business days after Indemnitee receives notice, or becomes aware of, an event giving rise to such claim for indemnification; provided however, Indemnitee’s failure to provide notice hereunder shall not relieve Indemnitor of its indemnification obligations hereunder to the extent failure to provide timely notice does not prejudice Indemnitor’s ability to effectively defend the claim.  Indemnitee shall also give the Indemnitor copies of all information and documents relating to any third party claims that are received by Indemnitee within ten (10) days after Indemnitee’s receipt thereof.  Indemnitee shall allow the Indemnitor the right to select counsel for any third party claim, which counsel shall be reasonably satisfactory to Indemnitee, to defend any such action, proceeding, claim, demand or assessment giving rise to claim for indemnification pursuant to this Section 12.01, all at the sole cost and expense of the Indemnitor; provided, however, that Indemnitee shall be allowed, at its expense, to participate in such defense; provided, further that no settlement shall be entered into without the approval of Indemnitee; provided, further that in the event the Indemnitor offers to settle a claim on terms acceptable to the third party claimant, which settlement Indemnitee does not consent to, Indemnitee shall be responsible for all losses with respect to such claim which exceed the proposed settlement amount, including all legal expenses and costs incurred after the date the Indemnitor initially gave notice to Indemnitee seeking its consent to the proposed settlement.  Should the Indemnitor refuse to accept the tender, it shall be Indemnitee’s obligation to reasonably inform the Indemnitor of the status and progress of any ensuing litigation provided such information is requested by the Indemnitor.  Indemnitee will make a good faith effort to defend against such third party claim as if no indemnification was available hereunder.  The Indemnitor shall cooperate with Indemnitee in the defense of any third party claim.  Indemnitee shall provide the Indemnitor the opportunity to participate in (but not control) the defense of such third party claim at Indemnitor’s expense in the event the Indemnitor refuses to accept the tender and Indemnitor shall allow Indemnitee to participate in (but not control) the defense of such third party claim at its own expense in the event Indemnitor accepts the tender.

 Section 12.02 Limitation of Liability.  Except in the case of fraud or intentional conduct, notwithstanding anything contained in this Article XII or this Agreement to the contrary, the indemnification obligations of the Indemnitor to Indemnitee shall not, in the aggregate, exceed the Escrow Amount, as such Escrow Amount may lessen during the twelve (12) months following Closing (the “Cap”), provided that the Termination Fee is not subject to the Cap and further provided that the Cap shall not apply to any claim by a person claiming a brokerage or similar fee on the Transactions.
 Section 12.03 Survival of Representations and Warranties.  Except for claims arising from fraud, intentional conduct, the representations and warranties of the Seller and the Buyer contained in or made pursuant to this Agreement shall survive the consummation of the transactions contemplated hereunder for a period of twelve (12) months from the Closing Date.
 Section 12.04 Exclusive Remedy.  The rights and remedies set forth in this Article 12 constitute the exclusive rights and remedies of the parties in respect of the matters indemnified under this Article 12.
 Section 12.05 Confidential.  The parties agree that they will not publicly disclose any payments made to each other pursuant to the terms of Article 12 of this Agreement.  Disclosure to regulators, in financial statements, in SEC filings, or to a party’s shareholders shall not be deemed to be public disclosure for purposes of this Section 12.05.

ARTICLE XIII
GENERAL PROVISIONS
Section 13.01 Attorneys’ Fees.  Except as provided below, each party shall bear the cost of its own attorneys’ fees incurred in connection with the preparation of this Agreement and consummation of the Transactions; provided however, Seller shall be responsible for all attorneys’ fees and other fees related to the transfer of Assets except as provided in Section 9.02(g).  Notwithstanding the foregoing, in any action between the parties seeking enforcement of any of the terms and provisions of this Agreement or in connection with any of the property described herein, the prevailing party in such action shall be awarded, in addition to damages, injunctive or other relief, its reasonable costs and expenses, not limited to taxable costs, and reasonable attorneys’ fees and expenses as determined by the court.

Section 13.02 No Third Party Beneficiaries.  This Agreement is not intended nor should it be construed to create any express or implied rights in any third parties, except for the rights set forth in Section 8.03(c) of this Agreement.
Section 13.03 Notices.  All notices, requests, demands, and other communication given or required to be given under this Agreement shall be in writing, duly addressed to the parties as follows or at such other address, telephone or facsimile number as either party may later specify by such written notice:
To Seller or Holding Companies:	James P. Maloney, Chairman Mitchell Bank 1039 West Historic Mitchell Street Milwaukee, WI 53204 Email: maloney1027@gmail.com
With a copy to:	John T. Reichert, Esq. Reinhart Boerner Van Deuren, s.c. N16 W23250 Stone Ridge Drive Waukesha, WI 53187 Email: jreichert@reinhartlaw.com
To Buyer:	Mr. Edward H. Schaefer President and Chief Executive Officer First Federal Bank of Wisconsin 1360 South Moorland Road Brookfield, Wisconsin 53005
With copy to:	Kip Weissman, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, Suite 780 Washington, DC 20015
Any such notice sent by registered or certified mail, return receipt requested, shall be deemed to have been duly given and received 48 hours after the same is so addressed and mailed with postage prepaid.  Notice sent by any other manner shall be effective only upon actual receipt thereof.
Section 13.04 Assignment.  This Agreement may not be assigned by any party hereto without the prior written consent of the other parties, and any attempted assignment in violation of this section is void.
Section 13.05 Successors and Assigns.  This Agreement shall be binding upon the parties hereto and their respective successors or representatives.

Section 13.06 Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Wisconsin, except that it shall also be governed by and construed in accordance with federal law to the extent federal law applies.
Section 13.07 Entire Agreement.  This Agreement, together with the Schedules and Exhibits hereto, contains all of the agreements of the parties to it with respect to the matters contained herein and no prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters shall be effective for any purpose.  No provision of this Agreement may be amended or added to except by an agreement in writing signed by the parties hereto or their respective successors in interest and expressly stating that it is an amendment of this Agreement.
Section 13.08 Headings.  The headings of this Agreement are for purposes of reference only and shall not limit or define the meaning of the provisions of this Agreement.
Section 13.09 Severability.  If any paragraph, section, sentence, clause, or phrase contained in this Agreement shall become illegal, null or void, or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void, or against public policy, the remaining paragraphs, sections, sentences, clauses, or phrases contained in this Agreement shall not be affected thereby.
Section 13.10 Waiver.  The waiver of any breach of any provision under this Agreement by any party hereto shall not be deemed to be a waiver of any preceding or subsequent breach under this Agreement.
Section 13.11 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which shall constitute one and the same instrument.
Section 13.12 Force Majeure.  No party shall be deemed to have breached this Agreement solely by reason of delay or failure in performance resulting from a natural disaster or other act of God not existing as of the date hereof.  The parties agree to cooperate in an attempt to overcome such a natural disaster or other act of God not existing as of the date hereof and consummate the transactions contemplated by this Agreement, but if any party hereto reasonably believes that its interests would be materially and adversely affected by proceeding, such party shall be excused from any further performance of its obligations and undertakings under this Agreement.
Section 13.13 Schedules.  All information set forth in the Exhibits and Schedules hereto shall be deemed a representation and warranty of Seller as to the accuracy and completeness of such information in all material respects.
Section 13.14 Knowledge.  Whenever any statement in this Agreement or in any list, certificate or other document delivered to any party pursuant to this Agreement is made “to the knowledge” or “to the best knowledge” of the Seller or the Holding Companies, such knowledge shall mean facts and other information that Thomas Hart and Michael Stahr actually knows.
Section 13.15 Survival.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Closing Date, except for those covenants and agreements which by their terms apply or are to be performed in whole or in part after the Closing, and in this Article XIII.

Section 13.16 Transfer Charges and Assessments.  All transfer, assignment, sales, conveyancing and recording charges, assessments and taxes applicable to the sale and transfer of the Assets and the assumption of the Liabilities shall be paid and borne by the Seller, except as identified in Section 9.02(g). Seller shall take and pay for all required actions to file an assignment reflecting Buyer as the secure party for the Mortgage associated with any Loans with a principal balance of equal to or greater than $500,000. Seller shall, at its own expenses, timely file any return or other document with respect to such charges, assessments and taxes (and Seller shall cooperate with respect thereto as necessary).
Section 13.17 Time of the Essence.  Whenever performance is required to be made by a party under a specific provision of this Agreement, time shall be of the essence.
Section 13.18 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any covenants in this Agreement were not performed in accordance with their specific terms or otherwise were materially breached.  It is accordingly agreed that, without the necessity of proving actual damages or posting bond or other security, the parties shall be entitled to temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of the terms and provisions in addition to any other remedy to which they may be entitled, at law or in equity.
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 The parties hereto have duly authorized and executed this Agreement as of the date first above written.